02031490

FPIC INSURANCE GROUP, INC.

P.E.
12-31-01

Tough Questions, Honest Answers.

ANNUAL REPORT *for the year* 2001


FPIC INSURANCE GROUP, INC.
(THE COMPANY)
Florida Corp. (NASDAQ: FPIC)
FPIC INSURANCE AGENCY, INC.
Florida Corp.
(100% owned by the Company)
APS INSURANCE SERVICES, INC.
Delaware Corp.
(20% owned by the Company)
ANESTHESIOLOGISTS PROFESSIONAL ASSURANCE CO.
Florida Corp.
(100% owned by the Company)
PROFESSIONAL MEDICAL ADMINISTRATORS, LLC
New York LLC
(70% owned by the Company)
FIRST PROFESSIONALS INSURANCE COMPANY, INC.
Florida Corp.
(100% owned by the Company)
ADMINISTRATORS FOR THE PROFESSIONS, INC. (AFP)
New York Corp.
(100% owned by the Company)
McCREARY CORPORATION*
Florida Corp.
(100% owned by the Company)
AMERICAN PROFESSIONAL ASSURANCE, LTD. (APAL)
Cayman Islands Corp.
(9.9% owned by the Company)
HCIF MANAGEMENT COMPANY
Minnesota Corp.
(13.2% owned by First Professionals)
FPIC INTERMEDIARIES, INC.
New York Corp.
(100% owned by AFP)
EMPLOYERS MUTUAL, INC. (EMI)
Florida Corp.
(100% owned by McCreary)
APA MANAGEMENT, INC.
Florida Corp.
(100% owned by APAL)
THE TENERE GROUP, INC.
Missouri Corp.
(100% owned by First Professionals)
GROUP DATA CORPORATION
New York Corp.
(100% owned by AFP)
APAL (SPC) LTD.
Cayman Islands Corp.
(100% owned by APAL)
INTERMED INSURANCE COMPANY
Missouri Corp.
(100% owned by Tenere)
PROFESSIONAL STRATEGY OPTIONS, INC.
Florida Corp.
(100% owned by EMI)
FPIC SERVICES, INC.
Florida Corp.
(87.5% owned by EMI)
TROUT INSURANCE SERVICES, INC.
Missouri Corp.
(100% owned by Intermed)
INTERLEX INSURANCE COMPANY
Missouri Corp.
(100% owned by Intermed)
INSURANCE SERVICES, INC.
Missouri Corp.
(100% owned by Intermed)

FPIC INSURANCE GROUP, INC. *at a* GLANCE

FPIC Insurance Group, Inc., (the "Company" or "FPIC") through its subsidiary companies, is a leading provider of professional liability insurance for physicians, dentists and other healthcare providers, and attorneys, primarily in Florida and Missouri. The Company also provides management and administration services to Physicians' Reciprocal Insurers, a New York medical professional liability insurance reciprocal, and third-party administration services both within and outside the healthcare industry. The Company's insurance subsidiaries, First Professionals Insurance Company, Inc. (formerly Florida Physicians Insurance Company, Inc.), Anesthesiologists Professional Assurance Company, Intermed Insurance Company and Interlex Insurance Company, have an A- (Excellent) group rating from A.M. Best Company.

2001 REVENUES BY BUSINESS SEGMENT *all amounts in millions*



$156.1	INSURANCE	*First Professionals Insurance Company, Inc.; Anesthesiologists Professional Assurance Company; Intermed Insurance Company; Interlex Insurance Company*
$ 26.2	RECIPROCAL MANAGEMENT	*Administrators for the Professions, Inc.; Professional Medical Administrators, LLC*
$ 15.2	THIRD-PARTY ADMINISTRATION	*McCreary Corporation; Employers Mutual, Inc.*
$197.5	TOTAL REVENUE	

GEOGRAPHIC DISTRIBUTION *as of March 31, 2002*

- LICENSED, CURRENTLY WITH INSUREDS
- LICENSED, CURRENTLY NO INSUREDS
- LICENSE PENDING
- FUTURE LICENSING CURRENTLY PLANNED
- INSUREDS UNDER MANAGEMENT



MANHASSET, NEW YORK
Administrators for the Professions, Inc.
Professional Medical Administrators, LLC

SPRINGFIELD, MISSOURI
Intermed Insurance Company
Interlex Insurance Company

JACKSONVILLE, FLORIDA
FPIC Insurance Group, Inc.
First Professionals Insurance Company, Inc.
Employers Mutual, Inc.

STUART, FLORIDA
*McCreary Corporation**

MIAMI, FLORIDA
Anesthesiologists Professional Assurance Company

** Merged into Employers Mutual, Inc. effective January 1, 2002.*

FPIC INSURANCE GROUP, INC.

Annual Report *for the year* 2001

Tough Questions, Honest Answers

Why FPIC

Financial Data

DEAR FELLOW SHAREHOLDERS,

During 2001, FPIC continued to evolve and grow. The foundation we built in 2000 allowed us to approach 2001 with an improved balance sheet, strong management and a mandate to maximize our successes and position our organization for further growth.

WHAT HAVE WE LEARNED?

We are pleased to report that our efforts have resulted in a number of successes in 2001 that have returned value to our policyholders and shareholders. We still have work to do, but our accomplishments illustrate that we are asking the right questions and providing the right answers.

We know that our business model afforded us opportunities that our competitors could not readily embrace. We know that pricing in our markets has improved and that we must continue to focus on top line growth, while working to improve bottom line growth. And we know that the competitive landscape will continue to change. With vigilant attention to detail and the tenacity to stick to our plan, we will continue to provide outstanding products and services to our policyholders and enhance value to our shareholders.

HOW DID WE DO?

For FPIC, 2001 was a year of continued corporate evolution. It was also a year of industry-wide opportunities as leading medical professional insurance providers exited the sector. To take advantage of these opportunities, we continued to streamline our operations and strengthen our financial position.

During the year, we made decisive strategic moves and instituted additional changes that improved our overall operating performance and financial strength.

Notably, we:

- Achieved significant top line and premium growth from pricing improvements, together with increased policyholder counts;
- Generated strong results from our reciprocal management segment;
- Divested unprofitable lines of business, including group accident and health insurance;
- Restructured and consolidated our third-party administration operations;
- Set aside additional reserves for loss expenses;
- Achieved growth in assets and operating cash flows;
- Continued to improve our board governance process and further diversified our Board of Directors;
- Completed our 2002 reinsurance program on reasonable terms;
- Syndicated a new credit facility and reduced outstanding debt;
- Implemented an integrated investment program and engaged outside professional investment portfolio managers; and
- Undertook a new, multiconstituent approach to corporate communications.

HOW DID WE DO IT?

By staying on top of industry trends, carefully monitoring economic data and listening to our policyholders, we were able to prepare for the shifts in the marketplace and effectively position ourself among our competitors. Our efforts resulted in more appropriate pricing, policyholder growth and geographic expansion. We implemented procedures to manage our investments more effectively and made the strategic decision to bolster our reserve position. Together, these elements enabled us to achieve favorable top line growth and strengthen our financial position.

Specifically, hardening markets have proven favorable for us. It is essential to maintain adequate pricing, even in a competitive environment. Over the past several years, we have maintained a more stable pricing structure than many of our competitors and, as a result, have been able to maintain our strong policyholder base. In fact, during the year, we added more than 3,300 professional liability policyholders, increased our market share in Florida and Missouri and entered or grew in other selected markets. Our strong growth fueled an increase in cash flow, investments and total assets.

In addition, by divesting unprofitable lines of business, we are positioned to focus more closely on core businesses and improve our bottom line. To further strengthen our performance, we restructured and consolidated our third-party administration segment, enabling us to improve operating efficiencies and lower costs. We expanded our strategic planning efforts as well as our accounting and reporting procedures. We also continued to improve our operating, financial and information systems.

To ensure the strength of our balance sheet and our ability to serve our policyholders for the long term, we made the decision to increase our reserves on certain prior years, during which soft market conditions prevailed. We believe this was a prudent step that reduces the possibility that adverse development from those years will affect future financial performance. It is worth noting that shareholders' equity and operating earnings increased despite these reserve adjustments.

We continued to improve board and management governance processes and added two new outside directors who bring additional areas of expertise to our board. We also implemented an integrated investment program and engaged outside professional investment portfolio managers to help us maximize returns from our investment portfolio. We syndicated a new credit facility and reduced our outstanding debt. And, we undertook a new multiconstituent approach to corporate communications. Solidifying our financial and market positions has prepared us to take advantage of growth opportunities and successfully compete in a challenging marketplace.

WHAT'S NEXT?

Perhaps the most significant remaining question is, "What does the future hold?" While we see improving markets and opportunities for growth, our challenges are to achieve profitable growth, to maintain reserve adequacy through appropriate reserving and control of loss costs and to improve investment portfolio yields. While no one can predict all of the twists and turns facing our organization in the future, we will continue to position ourselves for new growth, new opportunities and increased profitability.

In the coming year, we anticipate an increased market focus on profitability and bottom line performance. To address this focus, and to continue to achieve top line growth, we will implement or enhance several key business initiatives. First, we will continue to improve pricing where appropriate. Second, we will maintain our adherence to disciplined underwriting and conservative reserving. Third, we will aggressively manage claims and vigorously defend against non-meritorious claims to combat increasing loss costs.

The changing competitive landscape should provide exceptional opportunities for continued market growth in 2002. We will address these opportunities and carefully evaluate select books of business and potential business partners. We believe our business model, focused on state-by-state strategic growth, combined with appropriate pricing and strong risk and loss cost management, will enable us to successfully enter new markets and further enhance our presence in existing markets.

Overall, we believe the steps taken in 2001 to improve our operations and strengthen our balance sheet, coupled with our continued focus on strategic growth and appropriate pricing, position us to expand our leadership in the markets we serve and build value for our shareholders.

We thank you for your continued support and look forward to a strong 2002.

ROBERT O. BARATTA, MD
Chairman

JOHN R. BYERS
President and Chief Executive Officer



ARE *your* CURRENT RESERVING PRACTICES ADEQUATE?

Adequate reserving is a cornerstone of our business strategy and a commitment we have to our policyholders and shareholders.

Over the past two years, adequate reserving and sustained financial strength have been our main priorities. We have made a concerted effort to maintain appropriate reserves and to monitor closely our reserve position. At the end of 2000, we strengthened our reserve position approximately 10%. We further increased our reserves in 2001 approximately 4% to safeguard against potential future losses resulting from maturing claims from prior years. This allows us to move forward with a higher degree of confidence in our business and will ultimately build value for our shareholders. While we believe this approach has built a sense of trust among our actuaries, accountants, policyholders and shareholders, we constantly strive to improve. Commitment to financial strength will continue to be our focus.



KIM D. THORPE
Executive Vice President and Chief Financial Officer
FPIC Insurance Group, Inc.

CAN *you* MAINTAIN ACTUARIALLY SOUND PRICING *in a* PREDATORY PRICING ENVIRONMENT?

We have to. Actuarially sound pricing is essential to maintaining the financial strength that creates long-term value for our shareholders. And it allows us to be here when our insureds need us most.

The predatory pricing environment of the past is diminishing as rational pricing returns to the marketplace. At FPIC, maintaining actuarially sound pricing is a fundamental commitment on which we will not compromise. Even in competitive markets, adequate pricing is essential to maintaining reserve adequacy and profitable growth. This is why competitors that underpriced their products are beginning to exit the marketplace, leaving behind, in some cases, solid books of business and new opportunities for growth. Companies that remain in this market are stabilizing prices at levels more in line with our pricing levels. But we are not standing still. We continue to manage our rates to ensure appropriate pricing. These market and pricing changes, together with our strong franchises and customer service, serve to enhance FPIC's competitive position. As the professional liability landscape changes, FPIC stands ready to take advantage of opportunities that will allow us to create long-term value for our shareholders and to be here when our insureds need us most.



David L. Rader

DAVID L. RADER
President and Chief Executive Officer
First Professionals Insurance Company, Inc.

WHAT *is your* STRATEGY *for* MANAGING RISING LOSS COSTS?

Targeted specialty programs, strict underwriting guidelines, proactive risk management programs for insureds, aggressive claims management and vigorous defense comprise our business model.

Targeting the geographic areas we know best and where actuarially sound pricing is achievable is an important part of our strategy to manage loss costs. In addition, the risk profile of our business is significantly improved by our adherence to strict underwriting guidelines on lower-risk targeted specialties. Our commitment to risk management does not stop there. We are also committed to offering broader solutions to our clients by helping them improve their practices. We offer risk management and educational programs to assist insureds in successfully managing their individual risk factors. We believe a more informed insured is a key component of aggressively managing claims processes. This helps us vigorously defend non-meritorious claims and provide the most informed legal assistance. Our careful assessments and internal practices have helped FPIC maintain relatively stable loss costs in terms of both the frequency and severity of claims.



GENE C. WITHERSPOON
President and Chief Operating Officer
Anesthesiologists Professional Assurance Company

HOW WILL *you* BENEFIT FROM *the* CHANGING PROFESSIONAL LIABILITY LANDSCAPE?

Our focused business model, conservative financial practices and regional expertise position us well for growth in an opportunistic marketplace.

During 2001, one of the largest, multi-line professional liability insurers exited the market, creating a new landscape for more specialized carriers. As a focused, niche carrier, FPIC is well positioned to take advantage of increasing demand and the improved pricing environment that has resulted. Our strict adherence to underwriting professional liability insurance on a state-by-state basis allows us to focus strategically on profitable, actuarially sound growth. Importantly, we have the financial strength necessary to expand in existing markets and build a presence in new markets where we have expertise. We are confident in our ability to meet market demand and provide a high level of service to qualified professionals. The strong franchises that we offer, combined with our comprehensive risk management programs, superior customer service and competitive pricing, make FPIC an attractive choice for professionals seeking a new insurance provider.



ANTHONY J. BONOMO
President and Chief Executive Officer
Administrators for the Professions, Inc.

HOW DO YOU PLAN *to* GROW THE COMPANY *without* EXPOSING YOURSELF *to* UNNECESSARY MARKET RISK?

FPIC believes that steady, disciplined growth is more sustainable and ultimately more profitable than rapid expansion. Having the appropriate relationships and market knowledge allow us to effectively evaluate market and customer potential.

Professional liability insurance is specialized on a state-by-state basis rather than on a national platform. Each state has a unique regulatory climate, its own plaintiff's bar and state-specific legislative agendas. FPIC's long-standing, disciplined expansion strategy has enabled us to be successful in growing our business and minimizing risk as we enter new states. Too often, companies choose rapid expansion before properly understanding the local market, thereby exposing themselves to unnecessary risk. When these carriers ultimately exit the market, it creates an opportunity for more disciplined carriers like FPIC to take their place. We believe that understanding the unique characteristics of each state is key to the success of a professional liability insurer. This is why the management teams of our regional insurers have significant, state-specific expertise. As we look to future growth and identify opportunities in new markets, we will continue to remain true to our philosophy of adding the insurance expertise necessary to succeed.



Kurt Cetin

KURT J. CETIN
Senior Vice President and Chief Marketing Officer
FPIC Insurance Group, Inc.

WHAT *is the* ADVANTAGE *of a* PUBLICLY TRADED, SPECIALIZED PROFESSIONAL LIABILITY INSURANCE WRITER?

As a publicly traded company, FPIC is able to offer its policyholders the highest quality products and services, rational pricing, significant resources and specialized talent.

FPIC enjoys specific competitive advantages as a result of its public company standing. Most notably, FPIC has the flexibility to practice strict underwriting in multiple states and to practice actuarially sound pricing for both reserve adequacy and profitable growth. Our nonpublic competitors are often more focused on a single state, concerned with maximum access for insureds and somewhat more resistant to rational pricing. Equally important, FPIC enjoys the more traditional advantages of a publicly traded company. As a public company, we are able to attract top professional talent and industry experts to our national and regional management teams. The inherent flexibility of being a public company allows us to diversify and design a business paradigm that includes other business segments, such as our reciprocal management and third-party administration operations. The added discipline required of public companies results in close scrutiny of pricing, reserving and accounting practices that ultimately benefits our shareholders. Finally, greater access to capital markets facilitates strategic growth, including geographic expansion, opportunistic growth and growth by acquisition. These competitive advantages give us the diversity and financial strength to provide the greatest benefits to FPIC's policyholders.



Roberta Goes Cowan

ROBERTA GOES COWAN
Senior Vice President,
Corporate Counsel and Secretary
FPIC Insurance Group, Inc.

SO WHY *is* FPIC INSURANCE GROUP, INC. *a* GOOD INVESTMENT?

FPIC is committed to being a competitive player and a leader in the professional liability insurance sector.

We believe establishing our leadership on a state-by-state basis, in markets where we have knowledge and expertise, is key to providing policyholders and shareholders with strong performance. Our commitment allows us to exercise a favorable level of conservatism, while continuing to capitalize on opportunistic demand. This approach enables us to run our operations more efficiently and adeptly assess risk, maintain disciplined underwriting guidelines, sustain financial strength and manage the adequacy of our reserves. Together, these practices result in financial strength and performance. Recently, policyholder growth and pricing improvements have contributed to significant top line growth. And we have achieved strong operating cash flow and asset growth. We expect top line growth to continue and bottom line performance to improve. We are confident that FPIC has the financial strength, management expertise and market knowledge to continue to capitalize on market opportunities and drive shareholder value.

OVERVIEW *of* FINANCIAL PERFORMANCE


200
180
160
140
120
100
80
60
40
20
52
70
77
93
120
171
182
198
1994
1995
1996
1997
1998
1999
2000
2001

REVENUES
All Amounts in Millions


24
21
18
15
12
9
6
3
6
12
13
17
21
22
0.6
3
1994
1995
1996
1997
1998
1999
2000
2001

NET INCOME
All Amounts in Millions


800
700
600
500
400
300
244
277
304
353
491
587
652
758
1994 1995 1996 1997 1998 1999 2000 2001

TOTAL ASSETS
All Amounts in Millions


200
180
160
140
120
100
80
62
82
96
120
151
166
173
175
1994 1995 1996 1997 1998 1999 2000 2001

TOTAL SHAREHOLDERS' EQUITY
All Amounts in Millions


350
300
250
200
150
152
165
173
188
242
273
281
318
1994 1995 1996 1997 1998 1999 2000 2001

LOSS AND LAE RESERVES
All Amounts in Millions


120
115
110
105
100
95
90
85
92
95
96
93
89
87
119
118
1994 1995 1996 1997 1998 1999 2000 2001

GAAP COMBINED RATIO (%)

OVERVIEW *of* OPERATIONAL PERFORMANCE



26
24
22
20
18
16
14
12
10
8
6
4
2
24.6
10.0
14.6
19.4
11.2
18.2
10.2
8.7
6.4
5.9
5.1
4.8
1994 1995 1996 1997 1998 1999 2000 2001

PROFESSIONAL LIABILITY POLICYHOLDER COUNT

In Thousands ☐ *Insured* ☐ *Under Management*

Policyholder count does not include fronting arrangements.



200
180
160
140
120
100
80
60
40
20
48
54
59
70
101
122
162
128
147
1994 1995 1996 1997 1998 1999 2000 2001

NET PREMIUMS WRITTEN

Dollars in Millions

— — *Excludes the non-recurring portion of assumed premiums under the 100% quota share reinsurance agreement written in 2000 with Physicians' Reciprocal Insurers in the amount of $34M.*


12
11
10
9
8
7
12.0
11.8
10.8
10.6
9.9
8.7
10.5
10.2
1994 1995 1996 1997 1998 1999 2000 2001

REPORTED PROFESSIONAL LIABILITY CLAIM FREQUENCY

Per 100 Class 1 Equivalents


140
120
100
80
60
40
20
47
53
56
66
90
118
120
131
4
5
7
13
21
26
1994 1995 1996 1997 1998 1999 2000 2001

INSURANCE PRODUCTIVITY

Dollars in Millions *Net Premiums Earned* *Other Underwriting Expenses*

EIGHT-YEAR SUMMARY *and* SELECTED FINANCIAL DATA

The selected financial data presented for the fiscal years ending December 31 should be read in conjunction with the Company's consolidated financial statements and the notes thereto, which are included elsewhere herein.

(Dollars in thousands, except per share amounts and elsewhere as noted)	2001	2000	1999	1998	1997	1996	1995	1994
CONSOLIDATED								
Revenues	$ 197,529	182,264	170,504	120,321	93,216	76,982	69,531	52,306
Operating earnings	$ 2,052	674	21,641	20,718	16,536	13,371	11,529	10,420
Net income	$ 2,930	614	21,869	20,693	16,557	13,324	11,686	5,877
INVESTMENT ACTIVITY								
Net investment income	$ 23,322	24,998	19,068	17,549	15,979	14,704	12,740	10,928
Net realized investment gains (losses)	$ 1,429	(91)	351	(39)	32	(71)	238	(6,657)
OTHER SELECTED FINANCIAL DATA								
Total assets	$ 758,297	652,198	587,433	490,943	352,849	303,553	276,699	244,266
Loss and loss adjustment expense (LAE) reserves	$ 318,483	281,295	273,092	242,377	188,086	172,738	164,506	152,268
Revolving credit facility	$ 37,000	67,219	62,719	27,165	2,000	—	—	—
Term loan	$ 16,042	—	—	—	—	—	—	—
Shareholders' equity	$ 174,574	172,527	166,379	150,931	120,064	96,411	81,556	61,606
Common shares outstanding	9,338	9,380	9,621	9,519	9,180	9,022	8,140	7,760
PER SHARE DATA								
Operating earnings	$ 0.22*	0.07*	2.16*	2.11	1.76	1.53	1.45	1.34
Diluted earnings	$ 0.31	0.06	2.19	2.11	1.76	1.53	1.47	0.76
Book value	$ 18.70	18.39	17.29	15.86	13.08	10.69	10.02	7.94
Year-end market price	$ 14.90	9.19	16.69	47.81	29.13	13.50	**	**
Cash dividends	$ —	—	—	—	—	0.10	0.10	0.10
UNDERWRITING								
Direct and assumed premiums written	$ 245,403	197,280	148,216	116,989	77,771	64,292	56,641	52,454
Net premiums written	$ 147,084	161,931	122,433	101,477	70,285	58,740	54,306	47,510
Consolidated statutory surplus	$ 107,087	108,499	117,880	117,278	87,876	76,520	70,039	60,185
GAAP combined ratio:								
Loss and LAE ratio	98%	102%	69%	75%	82%	84%	85%	83%
Underwriting expense ratio	20%	17%	18%	14%	11%	12%	10%	9%
Combined ratio	118%	119%	87%	89%	93%	96%	95%	92%

(*) Operating earnings for the year 2001 were $2.4 million, or $0.26 per diluted share, excluding the after-tax effects of a non-recurring restructuring charge. Operating earnings for the year 2000 were $2.2 million, or $0.23 per diluted share, excluding the after-tax effects of non-recurring severance and restructuring charges. Operating earnings for the year 1999 were $23.4 million, or $2.32 per diluted share, excluding the after-tax effects of non-recurring severance costs.

(**) The Company became publicly held in August 1996.

FINANCIAL DATA

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements appearing elsewhere in this report. The consolidated financial statements include the results of all of the Company's wholly owned and majority-owned subsidiaries.

Safe Harbor Disclosure

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by or on behalf of the Company may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which are described in more detail elsewhere herein and in documents filed by the Company with the Securities and Exchange Commission) include, but are not limited to, (i) uncertainties relating to government and regulatory policies (such as subjecting the Company to insurance regulation or taxation in additional jurisdictions or amending, revoking or enacting any laws, regulations or treaties affecting the Company's current operations); (ii) the occurrence of insured or reinsured events with a frequency or severity exceeding the Company's estimates; (iii) legal developments; (iv) the uncertainties of the loss reserving process; (v) the actual amount of new and renewal business and market acceptance of expansion plans; (vi) the loss of the services of any of the Company's executive officers; (vii) changing rates of inflation and other economic conditions; (viii) the ability to collect reinsurance recoverables; (ix) the competitive environment in which the Company operates, related trends and associated pricing pressures and developments; (x) the impact of mergers and acquisitions, including the ability to successfully integrate acquired businesses and achieve cost savings, competing demands for the Company's capital and the risk of undisclosed liabilities; (xi) developments in global financial markets that could affect the Company's investment portfolio and financing plans; (xii) risk factors associated with financing and refinancing, including the willingness of credit institutions to provide financing and the availability of credit generally; and (xiii) developments in reinsurance markets that could affect the Company's reinsurance program.

The words "believe," "anticipate," "foresee," "estimate," "project," "plan," "expect," "intend," "hope," "will likely result" or "will continue" and variations thereof or similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to income taxes, loss and loss adjustment expense ("LAE") reserves, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

REINSURANCE. Reinsurance recoverables include the balances due from reinsurance companies for paid and unpaid losses and LAE that will be recovered from reinsurers, based on contracts in force. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its primary obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk with respect to the individual reinsurers, which participate in its ceded programs, to minimize its exposure to significant losses from reinsurer insolvencies. The Company holds collateral in the form of letters of credit or trust accounts for amounts recoverable from reinsurers that are not designated as authorized reinsurers by the domiciliary Departments of Insurance.

INCOME TAXES. The Company accounts for income taxes in accordance with Financial Accounting Standard ("FAS") No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to the deferred tax assets will not be realized. Valuation allowances are based on estimates of taxable income and the period over which deferred tax assets will be recoverable. In the event that actual results differ from these estimates or these estimates are adjusted in future periods, the Company may need to establish a valuation allowance, which would impact our financial position and results of operations. No such valuation allowance has been established to date, as the Company believes it is more likely than not that its deferred tax assets will be fully realized.

GOODWILL AND INTANGIBLE ASSETS. Goodwill represents the aggregate cost of companies acquired over the fair value of net assets at the date of acquisition and is amortized into income using the straight-line method over periods ranging from ten to twenty-five years. Management regularly reviews the carrying value of goodwill by determining whether the unamortized value of the goodwill can be recovered through undiscounted future operating cash flows of the acquired operation.

Intangible assets represent trade secrets acquired and non-compete agreements entered into in connection with business combinations. These assets are being amortized into income over periods corresponding with their terms or useful lives that range from three to ten years using the straight-line method. Management regularly reviews the carrying value of intangible assets by determining whether the amortization of the intangible assets can be recovered through undiscounted future operating cash flows of the acquired operation.

In the event goodwill or another intangible asset is impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the respective asset. Fair value is determined primarily using anticipated cash flows at a rate commensurate with the risk involved. Losses on assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposal.

LOSS AND LOSS ADJUSTMENT EXPENSES. The Company estimates its liability for loss and LAE using actuarial projections of ultimate losses and LAE and other quantitative and qualitative analyses of conditions expected to affect the future development of claims and related expenses. The estimated liability for losses is based upon paid and case reserve estimates for losses reported, adjusted through formula calculations to develop ultimate loss expectations; related estimates of incurred but not reported losses and expected case reserve development based on past experience and projected future trends, deduction of amounts for reinsurance placed with reinsurers, and estimates received related to assumed reinsurance. Amounts attributable to ceded reinsurance derived in estimating the liability for loss and LAE are reclassified as assets in the consolidated balance sheets as required by FAS No. 113. The liability for LAE is provided by estimating future expenses to be incurred in settlement of claims provided for in the liability for losses and is estimated using similar actuarial techniques.

The liabilities for losses and LAE and the related estimation methods are continually reviewed and revised to reflect current conditions and trends. The resulting adjustments are reflected in the operating results of the current year. While management believes the liabilities for losses and LAE are adequate to cover the ultimate liability, the actual ultimate loss costs may vary from the amounts presently provided and such differences may be material.

The Company also has direct and assumed liabilities under covered extended reporting endorsements associated with claims-made medical professional liability ("MPL") policy forms that generally provide, at no additional charge, continuing MPL coverage for claims-made insureds in the event of death, disability or retirement. These liabilities are carried within unearned premium reserves and are estimated using techniques that possess elements of both loss reserves and pension liabilities, and thus, include additional assumptions for mortality, morbidity, retirement, interest and inflation.

In performing its tests of the liability for losses and LAE as of December 31, 2001, the Company's independent actuarial firm utilized multiple methods and developed a range of reasonable estimates. The Company's liability for losses and LAE, net of reinsurance, as of December 31, 2001 is $238.1 million, which corresponds with the point estimate of its independent actuarial firm's consolidated range of estimates of $223.2 million (minus $14.9 million, or 6%) to $255.5 million (plus $17.4 million, or 7%). For each 1% increase or decrease in the Company's estimated liability for losses and LAE as of December 31, 2001, that could occur in one or more future periods, a corresponding charge or credit to income in the amount of approximately $2.4 million ($1.8 million, after tax effects) would occur.

COMMITMENTS AND CONTINGENCIES. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

General

FPIC Insurance Group, Inc. (the "Company") was formed in 1996 in connection with a reorganization (the "Reorganization") pursuant to which it became the parent company of Florida Physicians Insurance Company, Inc. ("Florida Physicians") and McCreary Corporation ("McCreary"), a third-party administrator. In connection with the Reorganization, Florida Physicians shareholders became the shareholders of the Company and received five shares of the Company's common stock for each of their shares of Florida Physicians common stock. In May 2001, the Company changed the name of Florida Physicians to First Professionals Insurance Company, Inc. ("First Professionals"). Effective January 1, 2002, McCreary and its subsidiary, Employers Mutual, Inc. ("EMI") were consolidated by legal entity merger, with EMI continuing as the surviving entity.

The Company has three main operating segments: insurance, reciprocal management and third-party administration ("TPA"). The Company's primary sources of revenue are management fees and dividends received from its subsidiaries. The primary sources of revenue for these amounts are premiums earned and investment income derived from the insurance segment and fee and commission income from the reciprocal management and TPA segments.

Through the insurance segment, the Company specializes in professional liability insurance products and services for physicians, dentists, other healthcare providers and attorneys. The Company's MPL insurance is written substantially on a "claims-made" basis (as opposed to an "occurrence" basis), providing protection to the insured only for those claims that arise out of incidents occurring, and of which notice to the insurer is given, while coverage is in effect. The Company also offers "tail coverage" for claims reported after the expiration of the policy for occurrences during the coverage period. The price of tail coverage is based on the length of time the insured has been covered under the Company's claims-made form. The Company provides free tail coverage for insured physicians who die or become disabled during the coverage period of the policy and for those who have been insured by the Company for at least five consecutive years and retire completely from the practice of medicine. Through the reciprocal management segment, the Company provides brokerage and administration services for reinsurance programs and brokerage services for the placement of annuities in structured settlements. The Company's TPA markets and administers self-insured and fully insured plans for both large and small employers, including group accident and health, workers' compensation and general liability and property insurance.

The Company's financial position and results of operations are subject to fluctuations due to a variety of factors. Unexpected high frequency or severity of losses for the Company's insurance subsidiaries in any period, particularly in the Company's prior three policy years, could have a material adverse effect on the Company. In addition, reevaluations of the liability for loss and LAE could result in an increase or decrease in liabilities and a corresponding adjustment to earnings. The Company's historical results of operations are not necessarily indicative of future earnings.

Overview

Overall, 2001 was a successful year for the Company. Improving market conditions laid the foundation for strategic opportunities that allowed the Company to build its business and strengthen its market position. In addition, the Company took initiatives to improve its operations as soft market conditions subsided.

During the year, competitors that had previously competed heavily on price either raised their prices, reduced writings or in some cases exited the market. As a specialized carrier, the Company was positioned to take advantage of increasing demand and the improved pricing environment that resulted. Top-line growth, from both price improvements and increased policyholder counts, resulted. Strong results from our reciprocal management segment also resulted in significant growth in programs managed.

The Company also accomplished a number of significant strategic initiatives during 2001, including a) completion of its 2002 reinsurance program at acceptable rates; b) completion of a new credit facility with a syndicate of banks, reducing outstanding debt by approximately $14 million or 21%; c) completion of the Company's exit from the small group accident and health ("A&H") business; d) consolidation of the Company's third-party administration operations; and e) implementation of an integrated investment program engaging outside professional investment managers.

Net income for the year ended December 31, 2001, totaled $2.9 million, or $0.31 per diluted share, compared with net income of $0.6 million, or $0.06 per diluted share, for the year ended December 31, 2000. The 2001 results include the after tax effects of $5.4 million for an adjustment made to increase reserves on prior years' business and $0.4 million in restructuring charges associated with the Company's TPA operations. Improved pricing and growth in policyholders during 2001 generated significant top-line growth.

Total revenues for the year ended December 31, 2001 increased 8%, to $197.5 million, from $182.3 million for the year ended December 31, 2000. Annual revenue growth was driven primarily by growth in earned premiums, which contributed $10.6 million to such growth. Strong improvements in pricing and the addition of MPL policyholders, primarily in Florida and Missouri, were the primary source of premium growth. Commission income and claims administration and management fees earned by the Company's non-insurance subsidiaries in New York and Florida also grew, contributing $7.1 million to the growth in total revenues. The growth in total revenues during 2001 was offset by a $1.7 million decline in investment income as a result of lower market yields.

Total expenses for the year ended December 31, 2001 increased 6%, to $196.4 million, from $185.2 million for the year ended December 31, 2000. Net losses and LAE incurred for the year ended December 31, 2001 increased $5.6 million or 5%, over the prior year. Excluding the pretax reserve strengthening in 2001 and 2000 of $8.8 million and $21.0 million, respectively, net losses and LAE incurred increased $17.7 million, or 17% during the year 2001. The increase reflects growth and the continuation of the Company's policy to maintain its reserves at a conservative level. Other underwriting expenses also contributed to the increase in total expenses, primarily as a result of enhancements made to the Company's financial and reporting systems and an increase in operating expenses related to growth in business. Offsetting the increases in expenses was a reduction in the allowance for bad debts of $1.0 million.

Insurance Segment

The Company's insurance segment is made up of its four insurance subsidiaries, First Professionals Insurance Company, Inc., Anesthesiologists Professional Assurance Company ("APAC") and The Tenere Group, Inc. ("Tenere") companies of Intermed Insurance Company and Interlex Insurance Company. Holding company operations are included within the insurance segment due to its size and prominence and the substantial attention devoted to the segment. Financial data for the Company's insurance segment for the years ended December 31, 2001, 2000 and 1999 are summarized in the table below.

(Dollar amounts are in thousands)	2001	PERCENTAGE CHANGE	2000	PERCENTAGE CHANGE	1999
Direct and assumed premiums written	$ 245,403	24%	$ 197,280	33%	$ 148,216
Net premiums written	$ 147,084	-9%	$ 161,931	32%	$ 122,433
Net premiums earned	$ 131,058	9%	$ 120,454	2%	$ 118,072
Net investment income	22,819	-7%	24,505	30%	18,832
Net realized investment gains	1,429	420%	275	-22%	351
Commission income	62	-61%	157	145%	64
Finance charge and other income	733	-52%	1,520	4%	1,467
Intersegment revenue	2,112	95%	1,083	100%	—
Total revenues	$ 158,213	7%	$ 147,994	7%	$ 138,786
Net losses and LAE incurred	$ 128,346	5%	$ 122,766	52%	$ 80,968
Other underwriting expense	25,684	24%	20,677	-2%	21,014
Interest expense	4,566	6%	4,291	8%	3,981
Other expenses	997	-64%	2,790	-1%	2,823
Intersegment expense	3,852	-42%	6,675	154%	2,628
Total expenses	$ 163,445	4%	$ 157,199	41%	$ 111,414
(Loss) income before taxes	(5,232)	43%	(9,205)	-134%	27,372
Net (loss) income	$ (847)	71%	$ (2,925)	-115%	$ 19,776

Total insureds, including insureds under fronting arrangements, were 18,794, 12,150 and 11,318 for the years ended December 31, 2001, 2000 and 1999, respectively.

Direct and assumed premiums written increased 24%, to $245.4 million for the year ended December 31, 2001 from $197.3 million for the year ended December 31, 2000. Excluding the effects of the non-recurring portion of assumed premiums under the 100% quota share reinsurance agreement written in the first quarter of 2000 between the Company's insurance subsidiaries and Physicians' Reciprocal Insurers ("PRI") whereby the Company assumed the death, disability and retirement ("DD&R") risks under PRI's claims-made insurance policies in exchange for cash and investments of approximately $34 million, and the effects of the decline in premiums under A&H programs, which were discontinued in 2001, of $16.7 million, direct and assumed premiums written increased approximately $99 million or 71%. The increase in direct and assumed premiums written is due to the effect of rate increases and growth in new business and premiums written under fronting arrangements. The growth in direct premiums written was partially offset by declines in MPL assumed premiums written and group A&H premiums written.

Direct and assumed premiums written increased 33%, to $197.3 million for the year ended December 31, 2000 from $148.2 million for the year ended December 31, 1999. The increase in direct and assumed premiums written is primarily related to the 100% quota share reinsurance agreement written in the first quarter of 2000 between the Company's insurance subsidiaries and PRI, as noted above. In addition, the Company experienced growth in direct premiums written in Texas, Alabama, Missouri, Kansas and Georgia complemented by the acquisition of Tenere on March 17, 1999, which was only included in operations after such date. The increases in direct and assumed premiums written were offset by experience adjustment accruals for business assumed from PRI. The experience adjustments represent an estimate of the amount of premium the Company will return to PRI in future years.

Net premiums earned increased 9%, to $131.1 million for the year ended December 31, 2001 from $120.5 million for the year ended December 31, 2000. The increase in net premiums earned is less than the increase in direct and assumed premiums written for the same period primarily due to the inherent lag between written and earned premiums. In addition, as noted above, direct premiums written include premiums written under fronting agreements for which a relatively small portion of business is retained and therefore only a small portion of premium is ultimately earned. The increase in net premiums earned is due to growth in the number of policyholders and the effects of rate increases instituted by the Company's insurance subsidiaries during 2001. Partially offsetting this increase was a decline in A&H premiums earned of 70%, to $7.2 million for the year ended December 31, 2001 from $24.1 million for the year ended December 31, 2000.

Net premiums earned increased 2%, to $120.5 million for the year ended December 31, 2000 from $118.1 million for the year ended December 31, 1999. The increase in net premiums earned is related to growth in assumed reinsurance, which contributed additional assumed premiums earned of $3.1 million, and growth in direct premiums written at APAC and Tenere during the year 2000. The Company increased premium rates at First Professionals, APAC and Tenere in 2000. As a result of the rate increases taken by First Professionals, selective underwriting and the competitive environment in Florida, net premiums earned decreased in First Professionals' core MPL business, and First Professionals experienced a decline in its physician insureds. APAC and Tenere experienced more favorable market conditions, which allowed them to grow their earned premiums and policyholder counts. Such growth offset some of the decline in net premiums earned at First Professionals and resulted in overall increases in the Company's direct professional liability insureds.

Net investment income decreased 7%, to $22.8 million for the year ended December 31, 2001 from $24.5 million for the year ended December 31, 2000. The decrease in net investment income is primarily the result of lower investment returns on the Company's investment portfolio during 2001 caused by lower prevailing interest rates in fixed-income securities. The effects of lower yields have been offset to some degree by growth in cash and invested assets resulting from growth in insurance premiums. On a consolidated basis, the Company's total investment portfolio grew to $424.2 million in 2001, up $19.2 million or 5%, from $405.0 million in 2000.

Net investment income increased 30%, to $24.5 million for the year ended December 31, 2000 from $18.8 million for the year ended December 31, 1999. The increase is primarily due to the investments received in association with the 100% DD&R quota share reinsurance agreement between the Company's insurance subsidiaries and PRI. On a consolidated basis, the Company's total investment portfolio grew to $ 405.0 million in 2000, up $58.4 million or 17%, from $346.6 million in 1999.

Net realized investment gains increased 420%, to $1.4 million for the year ended December 31, 2001 from $0.3 million for the year ended December 31, 2000. The Company engaged new professional investment managers during the third quarter of 2001 as part of its overall investment strategy. While the Company's investment strategy remains focused on high quality, fixed-income securities, it does plan some changes in its present asset allocation to take advantage of changing market conditions. The increase in net realized investment gains coincides with the liquidation of investments associated with repositioning the Company's investment portfolio.

Finance charge and other income decreased 52%, to $0.7 million for the year ended December 31, 2001 from $1.5 million for the year ended December 31, 2000. The decline in finance charge and other income is due to the Company's decision to include a provision for finance charges within its Florida MPL policy premiums, rather than assessing finance charges separately.

The liability for losses and LAE represents management's best estimate of the ultimate cost of all losses incurred but unpaid and considers prior loss experience, loss trends, the Company's loss retention levels and changes in the frequency and severity of claims. The process of establishing reserves for property and casualty claims is a complex and uncertain process, requiring the use of informed estimates and judgments. The Company's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in the estimates of losses or reinsurance recoverables, and would be reflected in the Company's results of operations when the change occurs. The Company believes its liability for losses and LAE is adequate; however, given the inherent uncertainty in reserve estimates, there can be no assurance that the ultimate amount of actual losses will not exceed the related amounts currently estimated. Furthermore, any such difference, either positive or negative, could have a material effect on the Company's results of operations and financial position.

Net losses and LAE incurred increased 5%, to $128.3 million for the year ended December 31, 2001 from $122.8 million for the year ended December 31, 2000. The loss ratios for such periods were 98% and 102%, respectively. A loss ratio is defined as the ratio of loss and LAE incurred to net premiums earned. During the fourth quarter of 2001, the Company made a decision to adjust reserves upward by $8.8 million, pretax. The Company's decision to increase reserves reflects the Company's policy to maintain its reserves at a conservative level. Excluding the pretax reserve strengthening in 2001 and 2000 of $8.8 million and $21.0 million, respectively, net losses and LAE incurred increased $17.7 million, or 17% during the year 2001. This increase is consistent with the strong growth in business during 2001 and continues to reflect the Company's stated objective of maintaining its reserves at a conservative level, taking into consideration expected loss trends and all other pertinent considerations. The increase in losses and LAE incurred was partially offset by a decline in the Company's group A&H business corresponding with the complete withdrawal from its group A&H programs in 2001.

Net losses and LAE incurred increased 52%, to $122.8 million for the year ended December 31, 2000 from $81.0 million for the year ended December 31, 1999. The loss ratios for such periods were 102% and 69%, respectively. The increase in net losses and LAE incurred is primarily due to an increase in the loss and LAE provision during 2000 resulting from a reserve strengthening of $21.0 million, pretax. In addition, the 1999 results included reserve releases of approximately $17.0 million resulting from favorable development in loss experience on business written in years prior to 1999, which did not recur during the year 2000.

Other underwriting expenses increased 24%, to $25.7 million for the year ended December 31, 2001 from $20.7 million for the year ended December 31, 2000. The increase in other underwriting expenses is primarily attributable to additional operating expenses associated with the growth in business and expenses incurred to improve the information systems used by the Company. In addition, two of the Company's insurance subsidiaries, First Professionals and APAC, increased their accruals for guarantee fund assessments by approximately $0.9 million, combined. Offsetting these increases was a reduction in the allowance for bad debts of $1.0 million.

Other underwriting expenses decreased 2%, to $20.7 million for the year December 31, 2000 from $21.0 million for the year ended December 31, 1999. The decline in other underwriting expenses is attributable to a decline in assumed reinsurance costs and the accretion of the deferred credit associated with the 100% DD&R quota share reinsurance agreement entered into during the first quarter of 2000.

Other expenses declined 64%, to $1.0 million for the year ended December 31, 2001 from $2.8 million for the year ended December 31, 2000. Other expenses for the year 2000 included a pretax severance charge of $1.8 million, which did not recur in 2001.

Reciprocal Management

The Company's reciprocal management segment is made up of Administrators for the Professions, Inc. ("AFP"), the Company's New York subsidiary, and its two wholly owned subsidiaries, FPIC Intermediaries, Inc. ("Intermediaries") and Group Data Corporation ("Group Data"). AFP acts as administrator and attorney-in-fact for PRI, the second largest medical professional liability insurer for physicians in the state of New York. Intermediaries acts as a reinsurance broker and intermediary in the placement of reinsurance. Group Data acts as a broker in the placement of annuities for structured settlements. The segment also includes the business of Professional Medical Administrators, LLC ("PMA"), a 70% owned subsidiary of the Company. PMA provides brokerage and administration services for professional liability insurance programs. Financial data for the Company's reciprocal management segment for the years ended December 31, 2001, 2000 and 1999 are summarized in the table below.

(Dollar amounts are in thousands)	2001	PERCENTAGE CHANGE	2000	PERCENTAGE CHANGE	1999
Net investment income	$ 344	35%	$ 254	440%	$ 47
Claims administration and management fees	22,959	35%	17,044	1%	16,955
Commission income	2,484	107%	1,199	79%	671
Other income	399	-76%	1,680	-4%	1,758
Intersegment revenue	3,111	-39%	5,129	237%	1,522
Total revenues	$ 29,297	16%	$ 25,306	21%	$ 20,953
Claims administration and management expenses	$ 18,420	23%	$ 15,023	4%	$ 14,490
Other expenses	2,173	0%	2,172	1%	2,152
Intersegment expense	1,518	145%	619	100%	—
Total expenses	$ 22,111	24%	$ 17,814	7%	$ 16,642
Income before taxes	7,186	-4%	7,492	74%	4,311
Net income	$ 4,348	0%	$ 4,360	90%	$ 2,298

In accordance with the management agreement between AFP and PRI, AFP receives a management fee equal to 13% of PRI's direct premiums written, with an adjustment for expected return premiums. AFP's claims administration and management fees are entirely comprised of these fees. Claims administration and management fees increased 35%, to $23.0 million for the year ended December 31, 2001 from $17.0 million for the year ended December 31, 2000. The increase in claims administration and management fees is due to an increase in the premiums written by PRI. The Company's revenues and results of operations are financially sensitive to the revenues and results of operations of PRI. In addition, PRI, as an MPL insurer, is subject to many of the same types of risks as those of the Company's insurance subsidiaries, which are described throughout this document.

Commission income increased 107%, to $2.5 million for the year ended December 31, 2001 from $1.2 million for the year ended December 31, 2000. The increase in commission income corresponds with the increase in the amount of reinsurance brokered by Intermediaries in 2001.

Commission income increased 79%, to $1.2 million for the year ended December 31, 2000 from $0.7 million for the year ended December 31, 1999. The increase in commission income is attributable to a full year of brokerage income from Intermediaries, which was formed during the second quarter of 1999.

Other income decreased 76%, to $0.4 million for the year ended December 31, 2001 from $1.7 million for the year ended December 31, 2000. The decrease in other income is the result of lower statutory net income at PRI compared to the year 2000. The income received by AFP related to PRI's statutory net income for the years ended December 31, 2001, 2000 and 1999 was $0.3 million, $1.6 million and $1.7 million, respectively. In accordance with the management agreement between AFP and PRI, AFP receives or pays an amount equal to 10% of PRI's statutory net income or loss.

Claims administration and management expenses increased 23%, to $18.4 million for the year ended December 31, 2001 from $15.0 million for the year ended December 31, 2000. The increase in claims administration and management expense is primarily attributable to an increase in commission expense incurred as a result of growth in brokerage and administration business at AFP and PMA. Under terms of the management agreement between AFP and PRI, AFP is responsible for brokerage costs incurred by PRI. In addition, the Company incurred additional operating expenses related to the growth in direct business at PRI.

Third-Party Administration

The Company's TPA segment is made up of McCreary and its subsidiary, EMI. Effective January 1, 2002, McCreary and EMI were consolidated by legal entity merger, with EMI continuing as the surviving entity. Financial data for the Company's TPA segment for the years ended December 31, 2001, 2000 and 1999 are summarized in the table below.

(Dollar amounts are in thousands)	2001	PERCENTAGE CHANGE	2000	PERCENTAGE CHANGE	1999
Net investment income	$ 159	-33%	$ 239	26%	$ 189
Net realized investment losses	—	100%	(366)	100%	—
Claims administration and management fees	12,545	-3%	12,982	32%	9,850
Commission income	2,502	19%	2,108	21%	1,741
Other income	36	-83%	213	-58%	507
Intersegment revenue	742	-52%	1,547	40%	1,106
Total revenues	$ 15,984	-4%	$ 16,723	25%	$13,393
Claims administration and management expenses	$ 14,931	-5%	$ 15,683	33%	$11,807
Other expenses	1,327	-28%	1,833	-11%	2,066
Intersegment expense	594	28%	464	100%	—
Total expenses	$ 16,852	-6%	$ 17,980	30%	$13,873
Loss before taxes	(868)	31%	(1,257)	-162%	(480)
Net loss	$ (571)	30%	$ (821)	-300%	$ (205)

During the fourth quarter of 2001, the Company incurred a pretax charge of approximately $0.6 million in connection with the disposition of the Brokerage Services, Inc. ("BSI") division of EMI in Albuquerque, New Mexico. Under the plan, the Company sold the division's assets and cancelled its service agreements with self-insured customers. Certain other contracts were retained and will be serviced by the Company's Jacksonville, Florida, division. The 2001 restructuring activity was a continuation of the Company's consolidation of the TPA operations and brings to an end the restructuring activities of the Albuquerque division that began during the fourth quarter of 2000 when the Company incurred a pretax charge of $0.5 million. Excluding the effects of the restructuring charges, the TPA segment incurred a net loss of approximately $0.2 million and $0.5 million for the years 2001 and 2000, respectively.

Net realized investment losses for the year ended December 31, 2000 were $0.4 million, largely due to the write-down of the Company's investment in a joint venture, Bexar Credentials, Inc. ("Bexar") in the fourth quarter of 2000. The Company's stock in Bexar was redeemed for $70 thousand in cash and notes receivable in January 2001. All amounts receivable by the Company from the sale have been collected.

Claims administration and management fees declined 3%, to $12.5 million for the year ended December 31, 2001 from $13.0 million for the year ended December 31, 2000. The decline in claims administration and management fees is due to the termination of certain unprofitable contracts at the Company's Albuquerque division. Excluding the effect of the terminated contracts, claims administration and management fees increased $1.1 million for the year ended December 31, 2001, compared with the same period in 2000.

Claims administration and management fees increased 32%, to $13.0 million for the year ended December 31, 2000 from $9.9 million for the year ended December 31, 1999. The growth in claims administration and management fees is attributable to the acquisition of assets related to the BSI division by EMI during the third quarter of 1999 and the resulting recognition of a full twelve months of revenue from the acquired operations during the current year.

Commission income increased 19%, to $2.5 million for the year ended December 31, 2001 from $2.1 million for the year ended December 31, 2000. The increase in commission income corresponds with increases in the underlying rates paid by customers for reinsurance being placed by the TPA segment under alternative market arrangements.

Commission income increased 21%, to $2.1 million for the year ended December 31, 2000 from $1.7 million for the year ended December 31, 1999. The increase in commission income is the result of growth in the placement of insurance and reinsurance by McCreary with external parties on behalf of its self-insured customers during 2000.

Claims administration and management expenses declined 5%, to $14.9 million for the year ended December 31, 2001 from $15.7 million for the year ended December 31, 2000. The decline in claims administration and management expenses is due to the termination of certain unprofitable contracts at the Company's Albuquerque division. Excluding the effect of the terminated contracts, claims administration and management expenses increased $1.0 million for the year ended December 31, 2001, compared with the same period in 2000.

Claims administration and management expenses increased 33%, to $15.7 million for the year ended December 31, 2000 from $11.8 million for the year ended December 31, 1999. The growth in claims administration and management expenses is primarily attributable to the acquisition of assets by EMI during the third quarter of 1999.

For the year ended December 31, 2001 other expenses decreased 28%, to $1.3 million from $1.8 million for the year ended December 31, 2000. Excluding the restructuring charges taken during the fourth quarter of 2001 and 2000 mentioned above, other expenses declined 46%, to $0.7 million for the year ended December 31, 2001 from $1.3 million for the year ended December 31, 2000. The decrease in other expenses represents savings from the Company's disposition of non-core businesses during 2000.

Other expenses decreased 11%, to $1.8 million for the year ended December 31, 2000 from $2.1 million for the year ended December 31, 1999. Excluding the restructuring charge taken during the fourth quarter of 2000 mentioned above, other expenses declined 36%, to $1.3 million for the year ended December 31, 2000. The decrease in other expenses represents savings from the disposition of non-core businesses during 2000.

Selected Balance Sheet Items

Years Ended December 31, 2001 and 2000

Cash and invested assets increased $18.0 million, to $442.0 million as of December 31, 2001 from $424.0 million as of December 31, 2000. The increase in cash and invested assets is due primarily to the growth in premiums, which increased the amounts available for investment, offset by a reduction in cash associated with the pay down and refinancing of the Company's credit facility.

Accrued investment income decreased $1.3 million, to $4.6 million as of December 31, 2001 from $5.9 million as of December 31, 2000. The decrease in accrued investment income is due to lower investment returns on the Company's investment portfolio associated with lower interest rates on fixed-income securities.

Premiums receivable increased $37.1 million, to $73.4 million as of December 31, 2001 from $36.3 million as of December 31, 2000. The increase in premiums receivable is due to the growth in premiums written, resulting from rate increases realized by the Company's insurance subsidiaries on core MPL lines and an increase in new and renewal MPL business.

Due from reinsurers on unpaid losses and advance premiums increased $22.7 million, to $80.4 million as of December 31, 2001 from $57.7 million as of December 31, 2000. Ceded unearned premiums increased $30.7 million, to $40.8 million as of December 31, 2001 from $10.1 million as of December 31, 2000. The increases in these assets are related to the increase in the underlying reserves and unearned premiums resulting from growth in premiums written and earned on the Company's core MPL business and the increase in premiums written under fronting arrangements, whereby the Company cedes substantially all of the business to other insurance carriers.

Deferred policy acquisition costs increased $3.0 million, to $9.0 million as of December 31, 2001 from $6.0 million as of December 31, 2000. The increase in deferred policy acquisition costs is due to an increase in underwriting expenses as a result of the growth in premiums written.

Deferred income taxes increased $1.6 million, to $19.9 million as of December 31, 2001 from $18.3 million as of December 31, 2000. The increase in deferred income taxes relates to an increase in deferred taxes associated with changes in unrealized gains on financial instruments and growth in the Company's insurance business.

Goodwill and intangible assets decreased $2.4 million, to $58.5 million as of December 31, 2001 from $60.9 million as of December 31, 2000. The decrease in goodwill and intangible assets is due to amortization.

Federal income tax receivable decreased $3.2 million, to $5.3 million as of December 31, 2001 from $8.5 million as of December 31, 2000. The decrease in federal income tax receivable corresponds with the related decrease in the current benefit recognized in 2001, and the receipt of a federal tax refund related to the overpayment of estimated taxes for the year 2000.

The Company's liability for loss and LAE increased $37.2 million, to $318.5 million as of December 31, 2001 from $281.3 million as of December 31, 2000. The increase in the liability for loss and LAE is attributable to increases in premiums earned and the establishment of reserves for the current book of business, taking into consideration expected loss trends and an appropriately conservative loss ratio. In addition, the Company recorded a pretax reserve adjustment of $8.8 million in the fourth quarter of 2001 to strengthen reserves established for prior coverage years. The adjustment to reserves reflects the soft market conditions that prevailed for coverage years 2000 and prior.

Unearned premiums increased $46.7 million, to $146.8 million as of December 31, 2001 from $100.1 million as of December 31, 2000. The increase in unearned premiums is primarily related to growth in premiums written at the Company's insurance subsidiaries.

Reinsurance payable increased $20.2 million, to $26.7 million as of December 31, 2001 from $6.5 million as of December 31, 2000. The increase in reinsurance payable is related to an increase in premiums written for direct MPL business and business written under fronting arrangements whereby the Company cedes substantially all of the business to other insurance carriers.

Premiums paid in advance and unprocessed premiums increased $3.8 million, to $9.9 million as of December 31, 2001 from $6.1 million as of December 31, 2000. The increase in paid in advance and unprocessed premiums reflects the policy renewal cycle at the Company's largest insurance subsidiary, whereby the majority of policies are renewed with an effective date of January 1 or July 1 of each year. In addition, the Company instituted a rate increase at its largest insurance subsidiary in December 2001.

The Company's revolving credit facility and term loan decreased $14.2 million, to $53.0 million as of December 31, 2001 from $67.2 million as of December 31, 2000. On August 31, 2001, the Company entered into a revolving Credit and Term Loan Agreement (the "credit facility") with five financial institutions. The initial aggregate principal amount of the new credit facility was $55 million, including (i) a $37.5 million revolving credit facility (with a $15 million letter of credit sub-facility), which matures on August 31, 2004; and (ii) a $17.5 million term loan facility, repayable in twelve equal quarterly installments of approximately $1.5 million each that commenced on December 31, 2001. The credit facility replaced a $75 million revolving credit facility (the "prior facility") that was entered into by the Company in January 1999, which would have matured on January 4, 2002. Approximately $67.2 million of principal was outstanding under the prior facility. The Company used available funds to pay down the difference between the outstanding principal amount of the prior facility and the initial amount of the new facility.

Accrued expenses and other liabilities increased $10.4 million, to $28.8 million as of December 31, 2001 from $18.4 million as of December 31, 2000. The increase in accrued expenses and other liabilities is primarily attributable to the increase in operating expenses associated with the growth in business. Approximately $2.9 million of the increase in accrued expenses and other liabilities reflects the recognition of a liability for the Company's derivative financial instrument in accordance with FAS No. 133.

Investments

The Company's investment strategy is to maintain a diversified investment portfolio focused on high grade, fixed-income securities. The majority of these securities are held as invested assets by the various insurance subsidiaries. At the close of 2001, approximately 27% of the fixed-income portfolio was invested in tax-exempt securities and approximately 73% in taxable securities.

Realized investment gains and losses are recorded when investments are sold, other than temporarily impaired or in certain situations, as required by generally accepted accounting principles, when investments are marked-to-market, with the corresponding gain or loss included in earnings. Variations in the amount and timing of realized investment gains and losses could cause significant variations in periodic net earnings.

Stock Repurchase Plans

During 2001, the Company repurchased 21,500 shares of its stock on the open market under its previously announced stock repurchase program, at an average price of $10.84 per share. Under the Company's stock repurchase programs, shares may be repurchased at such times, and in such amounts, as management deems appropriate, and subject to the requirements of its credit facility under which the Company may repurchase shares up to an amount not to exceed 50% of net income of the immediately preceding year. A decision whether or not to make additional repurchases is based upon an analysis of the best use of the Company's capital. Since the commencement of these repurchase programs, the Company has repurchased 875,000 of its shares at a cost of approximately $16.2 million. A total of 365,500 shares remain available to be repurchased under the programs.

Liquidity and Capital Resources

The payment of losses, LAE and operating expenses in the ordinary course of business is the principal need for the Company's liquid funds. Cash provided by operating activities has been used to pay these items and was sufficient during 2001 to meet these needs. Management believes these sources will be sufficient to meet the Company's cash needs for operating purposes for at least the next twelve months. However, a number of factors could cause increases in the dollar amount of losses and LAE and may therefore adversely affect future reserve development and cash flow needs. Management believes these factors include, among others, inflation, changes in medical procedures, increased use of managed care and adverse legislative changes. In order to compensate for such risk, the Company (i) maintains what management considers to be adequate reinsurance; (ii) monitors its reserve positions and regularly performs actuarial reviews of loss and LAE reserves; and (iii) maintains adequate asset liquidity (by managing its cash flow from operations coupled with the maturities from its fixed-income portfolio investments).

The Company maintains a $55 million credit facility with five banks. The credit facility replaced a $75 million prior facility that was entered into by the Company in January 1999, which would have matured on January 4, 2002. Approximately $67.2 million of principal was outstanding under the prior facility. The Company used available funds to pay down the difference between the outstanding principal amount of the prior facility and the initial amount of the new credit facility.

As of December 31, 2001, the Company had $53.0 million outstanding under the credit facility. The credit facility comprises (i) a $37.5 million revolving credit facility (with a $15 million letter of credit sub-facility), which matures on August 31, 2004; and (ii) a $17.5 million term loan facility, repayable in twelve equal quarterly installments of approximately $1.5 million each that commenced on December 31, 2001. Amounts outstanding under the credit facility bear interest at a variable rate, primarily based upon LIBOR plus an applicable margin of 2.25 percentage points, which may be reduced to a minimum of 1.75 percentage points as the Company reduces its outstanding indebtedness. The Company is not required to maintain compensating balances in connection with these credit facilities but is charged a fee on the unused portion, ranging from 20 to 30 basis points.

Under the terms of the credit facility, the Company is required to meet certain financial covenants. Significant covenants are as follows a) total debt to cash flow available for debt service cannot be greater than 4.00:1 for the quarter ending December 31, 2001 and 3.50:1 thereafter; b) combined net premiums written to combined statutory capital and surplus cannot exceed 2.00:1; c) the fixed charge coverage ratio cannot be less than 2.00:1 at the end of each quarter through December 31, 2002; thereafter, the fixed charge coverage ratio cannot be less than 2.25:1; and d) funded debt to total capital plus funded debt cannot exceed 0.27:1. The credit facility also contains minimum equity and risk-based capital requirements and requires the Company's insurance subsidiaries to maintain at least an A- (Excellent) group rating from A.M. Best.

Should the Company fail to meet one or more of its loan covenants, such occurrence would be considered an event of default. In the event the Company were unable to provide an allowable remedy for such event of default, the Company's lenders would be entitled to certain remedies, including the ability to demand immediate repayment, including payment in full. Were the Company's lenders to demand immediate payment in full, the Company could not make such payment from existing funds and would have to seek replacement financing. Under such circumstances, the Company's ability to secure such replacement financing could not be assured, and if obtained, such financing would likely carry higher costs.

At December 31, 2001, the Company did not meet its fixed charge coverage ratio loan covenant, primarily as a result of the reserve strengthening charge in the fourth quarter described above. The Company's lenders have waived this violation, bringing the Company into compliance with its loan covenants. In addition, the Company and its lenders have renegotiated a modification to the fixed charge coverage ratio loan covenant from 2.5:1, to 2.0:1 for the year 2002; and to 2.25:1 beginning in the first quarter of 2003. In connection with the waiver and modification, the applicable margin charged by the lenders as part of interest costs will increase 25 basis points, or one-quarter of one percent beginning in 2002.

At December 31, 2001, the Company held investments with a fair value of approximately $55.2 million scheduled to mature during the next twelve months, which, when combined with net cash flows from operating activities, are expected to provide the Company with sufficient liquidity and working capital. As reported in the accompanying consolidated statements of cash flows, the Company has generated positive net cash from operations of $33.2 million, $14.8 million and $14.3 million in 2001, 2000 and 1999, respectively.

Shareholder dividends payable by the Company's insurance subsidiaries are subject to certain limitations imposed by Florida and Missouri laws. During 2002, these subsidiaries are permitted, within insurance regulatory guidelines, to pay dividends of approximately $10.7 million, without prior regulatory approval.

The National Association of Insurance Commissioners has developed risk-based capital ("RBC") measurements for insurers, which have been adopted by the Florida and Missouri Departments of Insurance. RBC measurements provide state regulators with varying levels of authority based on the adequacy of an insurer's adjusted surplus. At December 31, 2001, the Company's insurance subsidiaries maintained adjusted surplus in excess of their required RBC thresholds.

The Company's insurance subsidiaries are subject to assessment by the financial guaranty associations in the states in which they conduct business for the provision of funds necessary for the settlement of covered claims under certain policies of insolvent insurers. Generally, these associations can assess member insurers on the basis of written premiums in their particular states.

In addition to standard assessments, the Florida and Missouri legislatures may also levy special assessments to settle claims caused by certain catastrophic losses. The Company would be assessed on the basis of premiums written. During 2001, a special assessment was levied on First Professionals and APAC that totaled $0.9 million. No special assessments were made in 2000 and 1999. In addition, the Company could be subject to additional assessments in the future as a result of damages caused by catastrophic losses, such as a hurricane.

Accounting Pronouncements

Effective January 1, 2001, the Company adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment to FAS No. 133." FAS No. 133 requires all derivative financial instruments, such as interest rate swaps, to be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair market value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of accumulated other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. FAS No. 138 amended the accounting and reporting standards for certain derivative instruments and hedging activities under FAS No. 133. The adoption of FAS No. 133 did not have a material effect on the Company's consolidated financial statements, but did increase total shareholders' equity by $124 thousand at January 1, 2001 as a cumulative effect of a change in accounting principle.

In June 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 141 "Business Combinations." FAS No. 141 addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations," and FAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." The standard eliminates the pooling of interests method of accounting for business combinations except for qualifying business combinations initiated prior to July 1, 2001 and requires that all intangible assets be accounted for separately from goodwill for acquisitions after July 1, 2001. Management believes the adoption of FAS No. 141 will not have a significant impact on the Company's consolidated financial statements.

In June 2001, the FASB issued FAS No. 142, "Goodwill and Other Intangible Assets." FAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." The standard provides that goodwill and other intangible assets with indefinite lives are no longer to be amortized. These assets are to be reviewed for impairment annually, or more frequently if impairment indicators are present. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. Impairment testing is required during the first year of adoption, and any impairment losses resulting from such testing will be reported as a cumulative effect of a change in accounting principle in the first quarter of 2002. Upon its adoption in the first quarter of 2002, the Company will cease the amortization of goodwill, which will have the effect of increasing its reported income. Goodwill amortization for the year 2001 was $3.5 million. The Company is also in the process of obtaining independent valuations of its reporting units as required by the transitional impairment provisions of FAS No. 142. It is possible that upon completion of the valuations, the Company could be required under the new standards to recognize a transitional impairment charge. Should the valuations of the reporting units fall below the carrying values, the related goodwill could partially or totally be impaired, and the Company could recognize an impairment charge up to the carrying amount of goodwill or $67.2 million. However, as the Company has not yet completed its valuations, it is too early to tell whether any charge will be required.

In June 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations." FAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Although earlier application is encouraged, FAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management believes the adoption of FAS No. 143 will not have a significant impact on the Company's consolidated financial statements.

In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The standard provides a unified model for all assets to be disposed of, including the disposal of segments of a business currently accounted for under APB Opinion No. 30. FAS No. 144 also resolves the implementation issues and inconsistencies in accounting for assets to be disposed of raised by FAS No. 121 and covers the reporting of discontinued operations. The standard supersedes FAS No. 121, while retaining the recognition and measurement provisions of FAS No. 121 for long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. Management believes the adoption of FAS No. 144 will not have a significant impact on the Company's consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market conditions, such as changes in interest rates, spreads among various asset classes, foreign currency exchange rates and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The following is a discussion of the Company's primary market risk exposures and how those exposures are currently managed as of December 31, 2001. The Company's market risk sensitive instruments are entered into for purposes other than trading.

The fair value of the Company's debt and equity investment portfolio as of December 31, 2001 was approximately $349.0 million. Approximately 96.6% of the investment portfolio was invested in fixed maturity securities. The fixed maturity portfolio currently maintains an average Moody's credit quality of AA.

Generally, the Company does not invest in derivatives and does not currently use hedging strategies in its investment portfolio. However, the Company has invested in interest rate swaps to fix the interest rate in connection with its revolving credit facility and term loan.

As of December 31, 2001, the Company's investments in collateral mortgage obligations ("CMO's") and asset-backed securities represented less than 17% of the fixed-income portfolio. The CMO's held by the Company were purchased to improve the Company's yields and current income. Approximately 22% of the Company's fixed-income portfolio is allocated to the municipal sector. The balance is diversified through investments in Treasury, agency, and corporate and mortgage-backed securities. The four market risks that can most directly affect the investment portfolio are changes in U.S. interest rates, credit risks, prepayment risks and legislative changes, including changes in tax laws that might affect the taxation of the Company's invested securities.

From time to time discussion arises in the U. S. Congress relative to changing or modifying the tax-exempt status of municipal securities. The Company stays abreast of possible legislative acts that could adversely affect the tax-exempt status of municipal securities. At present, no hedging or other strategies are being used to minimize this risk. However, the Company has reduced its concentration in tax-exempt municipal securities during 2001 as part of its overall investment strategy.

The Company manages risks associated with the changes in interest rates by attempting to manage the duration of its investments in relation to the duration of its anticipated liabilities (claim payments). The Company invests in securities with investment grade credit ratings, thereby helping control credit risks. Approximately 61% of the fixed-income portfolio is AAA or higher; 11.64% is AA; 16.0% is A; and 9.7% is BBB. A standard measure of interest rate sensitivity is effective duration, which takes into account, among other things, the effect that changing interest rates will have on prepayments and the reinvestment of these funds. The effective duration of the Company's portfolio is 4.65 years. If interest rates were to increase 100 basis points, the fair value of the Company's fixed maturity securities would decrease approximately $18.1 million.

The amounts reported as cash flows in the following table for fixed maturities represent par values at maturity date, and exclude investment income and expenses and other cash flows. The fair values of fixed maturities are based upon quoted market prices or dealer quotes for comparable securities. The projected cash flows of the credit facility and term loan and operating leases approximate fair value as of December 31, 2001. The fair value of the interest rate swaps is estimated using quotes from brokers and represents the cash requirement if the existing agreement had been settled at year-end.

PROJECTED CASH FLOWS

(In thousands)		2002	2003	2004	2005	2006	THEREAFTER	TOTAL	DEC 31, 2001 FAIR VALUE
ASSETS									
Fixed maturity securities, available for sale	$	6,021	8,722	10,930	35,140	20,144	268,959	349,916	348,949
LIABILITIES									
Credit facility	$	(2,111)	(1,872)	(38,110)	–	–	–	(42,093)	(37,000)
Term loan		(6,409)	(6,166)	(4,462)	–	–	–	(17,037)	(16,042)
Interest rate swaps		(2,066)	(1,832)	(1,085)	–	–	–	(4,983)	(2,934)
Operating leases		(2,766)	(2,525)	(2,545)	(2,402)	(2,471)	(5,626)	(18,335)	(18,335)
WEIGHTED AVERAGE INTEREST RATE									
Fixed maturity securities		6.54%	5.55%	4.73%	6.63%	4.57%	3.49%	4.01%	
Credit facility		4.16%	4.16%	4.16%	–	–	–	–	
Term loan		4.16%	4.16%	4.16%	–	–	–	–	
Interest rate swaps		4.39%	4.44%	4.49%	–	–	–	–	

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On April 28, 2000, the Company filed a Form 8-K notifying the Securities and Exchange Commission of a change in the Registrant's certifying accountant. The Company retained the services of PricewaterhouseCoopers LLP as its independent accountants and replaced KPMG LLP ("KPMG") effective April 24, 2000. No report of KPMG on the financial statements of the Company for 1999 or 1998 contained an adverse opinion, or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. Since the engagement of KPMG and through the date of replacement, there were no disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The change in independent accountants was approved by the Audit Committee and the Board of Directors of the Company.

REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders of
FPIC Insurance Group, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows, present fairly, in all material respects, the financial position of FPIC Insurance Group, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of the Company for the year ended December 31, 1999 were audited by other independent accountants whose report dated March 8, 2000 expressed an unqualified opinion on those statements.

PricewaterhouseCoopers LLP

Jacksonville, Florida
February 20, 2002,
except as to the matter discussed
in the fifth paragraph of Note 11,
as to which the date is March 26, 2002

The Board of Directors and Shareholders of
FPIC Insurance Group, Inc.:

We have audited the accompanying consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows of FPIC Insurance Group, Inc. and subsidiaries for the year ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows referred to above present fairly, in all material respects, the results of operations and cash flows of FPIC Insurance Group, Inc. and subsidiaries for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Jacksonville, Florida
March 8, 2000

CONSOLIDATED BALANCE SHEETS

FPIC Insurance Group, Inc.

(In thousands, except share data) As of December 31, 2001 and 2000	2001	2000
ASSETS		
Cash and cash equivalents	$ 75,220	18,967
Bonds and U.S. Government securities, available for sale	348,949	385,513
Equity securities, available for sale	8	555
Other invested assets, at equity	2,572	3,134
Other invested assets, at cost	10,962	11,388
Real estate	4,255	4,398
Total cash and investments	441,966	423,955
Premiums receivable, net of allowance for doubtful accounts of $734 and $1,659 in 2001 and 2000, respectively	73,362	36,300
Accrued investment income	4,605	5,932
Reinsurance recoverable on paid losses	7,305	7,919
Due from reinsurers on unpaid losses and advance premiums	80,410	57,698
Ceded unearned premiums	40,794	10,107
Property and equipment, net	4,727	4,295
Deferred policy acquisition costs	9,001	5,967
Deferred income taxes	19,944	18,271
Finance charge receivable	227	471
Prepaid expenses	1,664	1,662
Goodwill and identifiable intangibles, net	58,542	60,869
Federal income tax receivable	5,272	8,519
Other assets	10,478	10,233
Total assets	$ 758,297	652,198
LIABILITIES AND SHAREHOLDERS' EQUITY		
Loss and loss adjustment expenses	$ 318,483	281,295
Unearned premiums	146,761	100,066
Reinsurance payable	26,689	6,518
Paid in advance and unprocessed premiums	9,942	6,146
Revolving credit facility	37,000	67,219
Term loan	16,042	—
Accrued expenses and other liabilities	28,806	18,427
Total liabilities	583,723	479,671
Commitments and contingencies (Note 18)		
Common stock, $.10 par value, 50,000,000 shares authorized; 9,337,755 and 9,380,353 shares issued and outstanding at December 31, 2001 and 2000, respectively	934	938
Additional paid-in capital	37,837	37,827
Unearned compensation	—	(105)
Accumulated other comprehensive (loss) income	(26)	968
Retained earnings	135,829	132,899
Total shareholders' equity	174,574	172,527
Total liabilities and shareholders' equity	$ 758,297	652,198

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

FPIC Insurance Group, Inc.

(In thousands, except per common share data) For the years ended December 31,	2001	2000	1999
REVENUES			
Net premiums earned	$ 131,058	120,454	118,072
Claims administration and management fees	35,504	30,026	26,805
Net investment income	23,322	24,998	19,068
Commission income	5,048	3,464	2,476
Net realized investment gains (losses)	1,429	(91)	351
Finance charge and other income	1,168	3,413	3,732
Total revenues	197,529	182,264	170,504
EXPENSES			
Net losses and loss adjustment expenses	128,346	122,766	80,968
Other underwriting expenses	25,684	20,677	21,014
Claims administration and management expenses	33,351	30,706	26,297
Interest expense	4,566	4,291	3,981
Other expenses	4,497	6,795	7,041
Total expenses	196,444	185,235	139,301
Income (loss) before income taxes	1,085	(2,971)	31,203
Income tax (benefit) expense	(1,845)	(3,585)	9,334
Net income	$ 2,930	614	21,869
Basic earnings per common share	$ 0.31	0.06	2.24
Diluted earnings per common share	$ 0.31	0.06	2.19
Basic weighted average common shares outstanding	9,383	9,497	9,748
Diluted weighted average common shares outstanding	9,468	9,571	10,007

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FPIC Insurance Group, Inc.

(In thousands) For the years ended December 31,	2001	2000	1999
Net income	$ 2,930	614	21,869
Other comprehensive income			
Cumulative effect of change in accounting principle (Note 2)	$ 124	—	—
Unrealized holding gains (losses) on securities arising during the period	1,198	14,697	(22,068)
Unrealized holding losses on derivative financial instruments arising during the period	(2,819)	—	—
Income tax benefit (expense) related to unrealized gains and losses	503	(5,234)	7,952
Other comprehensive (loss) income	(994)	9,463	(14,116)
Comprehensive income	$ 1,936	10,077	7,753

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FPIC Insurance Group, Inc.

(In thousands) For the years ended December 31, 2001, 2000 and 1999		COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	UNEARNED COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE INCOME	RETAINED EARNINGS	TOTAL
Balance, December 31, 1998	$	952	34,299	(357)	5,621	110,416	150,931
Net income		–	–	–	–	21,869	21,869
Compensation earned on issuance of stock options		–	–	126	–	–	126
Unrealized loss on debt and equity securities, net		–	–	–	(14,116)	–	(14,116)
Issuance of shares, net		10	7,559	–	–	–	7,569
Balance, December 31, 1999	$	962	41,858	(231)	(8,495)	132,285	166,379
Net income		–	–	–	–	614	614
Compensation earned on issuance of stock options		–	–	126	–	–	126
Unrealized gain on debt and equity securities, net		–	–	–	9,463	–	9,463
Repurchase of shares, net		(24)	(4,031)	–	–	–	(4,055)
Balance, December 31, 2000	$	938	37,827	(105)	968	132,899	172,527
Cumulative effect of change in accounting principle (Note 2)		–	–	–	124	–	124
Net income		–	–	–	–	2,930	2,930
Compensation earned on issuance of stock options		–	–	105	–	–	105
Unrealized loss on derivative financial instruments, net		–	–	–	(1,896)	–	(1,896)
Unrealized gain on debt and equity securities, net		–	–	–	778	–	778
Repurchase of shares, net		(4)	10	–	–	–	6
Balance, December 31, 2001	$	934	37,837	–	(26)	135,829	174,574

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FPIC Insurance Group, Inc.

(In thousands) For the years ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 2,930	614	21,869
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation, amortization and accretion	5,139	3,944	5,909
Realized (gain) loss on sale of investments	(1,429)	91	(351)
Realized (gain) loss on sale of property and equipment	(17)	46	16
Noncash compensation	105	126	126
Net loss from equity investments	511	188	339
Deferred income tax (benefit) expense	(973)	(3,276)	1,097
Writedown of goodwill to net realizable value	—	—	436
Bad debt expense	191	1,139	352
Changes in assets and liabilities:			
Premiums receivable, net	(37,074)	(2,651)	965
Accrued investment income	1,327	(506)	(25)
Reinsurance recoverable on paid losses	614	6,830	—
Due from reinsurers on unpaid losses and advance premiums	(22,712)	702	—
Ceded unearned premiums	(30,687)	(3,824)	—
Deferred policy acquisition costs	(3,034)	(3,178)	(526)
Prepaid expenses and finance charge receivable	242	(525)	(652)
Other assets and accrued expenses and other liabilities	7,011	(319)	(2,611)
Loss and loss adjustment expenses	37,188	8,203	(6,790)
Unearned premiums	46,695	7,764	3,234
Reinsurance payable	20,171	3,179	(4,880)
Paid in advance and unprocessed premiums	3,796	687	(308)
Federal income tax receivable	3,247	(4,391)	(3,857)
Net cash provided by operating activities	33,241	14,843	14,343
Cash flows from investing activities:			
Proceeds from sale or maturity of bonds and U.S. Government securities	221,596	59,373	69,471
Purchase of bonds and U.S. Government securities	(182,930)	(59,351)	(61,578)
Proceeds from sale of equity securities, net	513	966	236
(Purchase) sale of real estate investments, net	(112)	302	(902)
Sale (purchase) of other invested assets, net	477	(813)	(704)
Purchase of property and equipment, net	(2,362)	(1,913)	(1,556)
Proceeds from sale of subsidiary	—	185	—
Purchase of subsidiary's net other assets and stock	—	(5)	(50)
Purchase of goodwill and intangible assets	—	(1,895)	(50,986)
Net cash provided by (used in) investing activities	37,182	(3,151)	(46,069)
Cash flows from financing activities:			
(Payment) receipt of revolving credit facility, net	(14,176)	4,500	35,554
Issuance (buyback) of common stock, net	6	(4,055)	(4,061)
Net cash (used in) provided by financing activities	(14,170)	445	31,493
Net increase (decrease) in cash and cash equivalents	56,253	12,137	(233)
Cash and cash equivalents at beginning of period	18,967	6,830	7,063
Cash and cash equivalents at end of period	$ 75,220	18,967	6,830

Continued on next page.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(continued)

(In thousands) For the years ended December 31,	2001	2000	1999
Supplemental disclosure of cash flow activities:			
Interest paid	$ 4,190	3,769	4,016
Federal income taxes paid	$ 540	3,556	6,634
Supplemental schedule of noncash investing and financing activities:			
Effective January 1, 2000, the Company's insurance subsidiaries entered into a 100% quota share reinsurance agreement to assume the death, disability and retirement risks under Physicians' Reciprocal Insurers' ("PRI") claims-made insurance policies. The Company received cash and bonds in exchange for business assumed from PRI recorded as follows:			
Assumed unearned premiums	$ –	33,749	–
Reduction in net goodwill and intangible assets	–	13,205	–
Receipt of bonds at market	–	(44,194)	–
Net cash received	$ –	2,760	–
Effective January 1, 1999, the Company purchased all of the capital stock of Administrators for the Professions, Inc. for $53,830 and a 70% equity interest in a limited liability company for $2,500. In conjunction with the acquisitions, common stock was issued as follows:			
Common stock issued and related additional paid-in-capital	$ –	–	11,630
Goodwill and other tangible and intangible assets acquired	–	–	(56,330)
Net cash paid	$ –	–	(44,700)

See accompanying notes to consolidated financial statements.

Note 1. Organization and Nature of Operations

FPIC Insurance Group, Inc. (the "Company") is an insurance holding company. As of December 31, 2001, the Company's principal direct and indirect subsidiaries include First Professionals Insurance Company, Inc. ("First Professionals," formerly known as Florida Physicians Insurance Company, Inc.), Anesthesiologists Professional Assurance Company ("APAC"), FPIC Insurance Agency, Inc., Administrators for the Professions, Inc. ("AFP") and its two subsidiaries, FPIC Intermediaries, Inc. ("Intermediaries") and Group Data Corporation ("Group Data"); The Tenere Group, Inc. ("Tenere") and its four subsidiaries, Intermed Insurance Company ("Intermed"), Interlex Insurance Company ("Interlex"), Trout Insurance Services, Inc. and Insurance Services, Inc., McCreary Corporation ("McCreary") and its subsidiary, Employers Mutual, Inc. ("EMI"); and its two subsidiaries, FPIC Services, Inc. and Professional Strategy Options, Inc. Effective January 1, 2002, McCreary and EMI were consolidated by legal entity merger, with EMI continuing as the surviving entity.

First Professionals is a licensed casualty insurance carrier and writes medical professional liability ("MPL") insurance for physicians, dentists, and other healthcare providers. APAC is a licensed casualty insurance carrier and writes MPL insurance for anesthesiologists. Intermed and Interlex are licensed casualty insurance carriers and write professional liability insurance for physicians and attorneys, respectively.

The Company, through First Professionals, APAC, Intermed and Interlex, operates in the property and casualty insurance industry and is a provider of MPL and legal professional liability ("LPL") insurance primarily in Florida and Missouri. In addition to Florida and Missouri, the Company is licensed to write insurance in Alabama, Arizona, Arkansas, Delaware, Georgia, Illinois, Indiana, Kansas, Kentucky, Maine, Maryland, Michigan, Minnesota, Mississippi, Montana, North Carolina, Ohio, Pennsylvania, Tennessee, Texas, Utah, Virginia, Washington and West Virginia. In addition, the Company is subject to regulation by the Departments of Insurance in these states.

Through McCreary and EMI, the Company offers third-party administration services ("TPA"), which it operates as a separate industry segment. The TPAs specialize in the administration of self-insured plans for large employers and managed-care organizations, as well as group accident and health, workers' compensation, and general liability and property insurance.

Through AFP, the Company acts as administrator and attorney-in-fact for Physicians' Reciprocal Insurers ("PRI"), the second largest medical professional liability insurer for physicians in the state of New York. As such, AFP's primary business is the management and administration of PRI on behalf of its physician members. Intermediaries acts as a reinsurance broker and intermediary in the placement of reinsurance. Group Data acts as a broker in the placement of annuities for structured settlements. Professional Medical Administrators, LLC ("PMA"), a 70% owned subsidiary of the Company, provides brokerage and administration services for professional liability insurance programs.

The Company's three industry segments are insurance, third-party administration services and reciprocal management. For financial information relating to the Company's industry segments, see Note 21.

Risks inherent in the Company's operations include legal/regulatory risk, credit risk, underwriting risk and market risk. Following is a description of these risks.

Legal/Regulatory Risk is the risk that changes in the legal or regulatory environment in which an insurer operates will change and create additional costs or expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits or new legal theories may create costs for the insurer beyond those currently recorded in the consolidated financial statements. This risk is concentrated in Florida and Missouri, where the Company writes approximately 57% and 11% of its insurance business, respectively.

Credit Risk is the risk that issuers of securities owned by the Company will default, or other parties, including reinsurers that owe the Company money, will not pay. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of fixed maturity investments, premiums receivable, deposits with reinsurers and assets carried for reinsurance recoverable related to unpaid losses and LAE and unearned premiums. The Company requires that deposits with unauthorized reinsurers be held in trust and that other net reinsurance assets be collateralized by other similar assets held in trust or by irrevocable letters of credit. The Company has not experienced significant losses related to such deposits.

Underwriting Risk is the risk that the insurer does not market and price its products, or select its insured risks, in accordance with its chosen underwriting criteria. Such criteria are generally based upon the expected loss experience for particular types, classes and geographic locations of the insured risks. Unlike other businesses, insurers must price and sell their products before the actual loss costs associated with those insureds are known. Therefore, to the extent the actual insurance-related results of an insurer before consideration of investment income fail to correspond with the related pricing and/or selection criteria, an underwriting gain or loss occurs.

Market Risk is the risk that a change in interest rates will cause a decrease in the value of an insurer's investments. To the extent that liabilities come due more quickly than assets mature, an insurer would have to sell assets prior to maturity and recognize a gain or loss.

Note 2. Significant Accounting Policies

BASIS OF PRESENTATION. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). These financial statements include the accounts of the Company and all of its wholly owned and majority-owned subsidiaries. Certain other entities in which the Company has significant investment are reported on the equity basis. Intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates most susceptible to change are those used in determining the liability for losses and loss adjustment expenses ("LAE"). Although considerable variability is inherent in these estimates, management believes that these liabilities are adequate. However, there can be no assurance that these amounts will not differ from actual results. Furthermore, given the size and prominence of the liability for losses and LAE to the financial statements, any such differences, positive or negative, may be material to financial position and results of operations.

In connection with the year-end review of the Company's estimates and accruals for 2001, management reduced the allowance for bad debts by $1.0 million. This adjustment was made to reflect management's best estimate of the appropriate level needed, considering prior years experience and the balances outstanding at year-end.

CASH AND CASH EQUIVALENTS. For purposes of the consolidated statements of cash flows, the Company considers all demand deposits, overnight investments and instruments with a maturity when purchased of three months or less to be cash equivalents.

INVESTMENTS. The Company accounts for its investments in debt and equity securities under Statement of Financial Accounting Standard ("FAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the provisions of FAS No. 115, the Company is required to classify investments in debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. All of the Company's investments in debt and marketable

(Dollars in thousands, except per share amounts and elsewhere as noted)

equity securities are classified as available-for-sale on the consolidated balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income.

Market values for debt and equity securities were based on quoted market prices. Where a quoted market price was not available, fair value was measured utilizing quoted market prices for similar securities or by using discounted cash flow methods.

Other invested assets include investments in three limited partnerships. Two of the partnerships invest in stocks and other financial securities of both publicly and nonpublicly traded companies, primarily in the insurance and financial services industries. The third partnership is a diversified real estate fund. The Company also has investments in two corporations. The Company accounts for these investments using the cost method based on the Company's percentage of ownership and its inability to control the entities.

In addition, the Company has an interest in a corporation and another limited partnership. These investments are accounted for under the equity method of accounting due to the significance of the Company's investment.

Income on investments includes the amortization of premium and accretion of discount on the yield-to-maturity method relating to debt securities acquired at other than par value. Realized investment gains and losses are determined on the basis of specific identification. Declines in the fair value of securities considered to be other than temporary, if any, would be recorded as realized losses in the consolidated statements of income.

Real estate investments consist of a building, rental units and developed land. These investments are carried at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the property (exclusive of land, which is non-depreciable), using the straight-line method. Estimated useful lives range from twenty-seven to thirty-nine years. Rental income and expenses are included in net investment income.

REINSURANCE. The Company records its reinsurance contracts under the provisions of FAS No. 113, "Accounting and Reporting for Reinsurance on Short-Duration and Long-Duration Contracts." In the ordinary course of business, the Company's insurance subsidiaries assume and cede business to other insurance companies. These arrangements provide greater diversification of business and minimize the net loss potential arising from large insurance risks.

For 1999 and prior, the Company reinsured risks under the MPL policies issued by its four insurance subsidiaries in excess of $500 per loss, except on the Company's anesthesiology program in which the Company reinsured risks in excess of $750. The Company reinsured risks associated with these policies under treaties pursuant to which reinsurers agreed to assume those risks insured by the Company in excess of its individual risk retention level and up to its maximum individual policy limit offered.

The Company changed its MPL ceded reinsurance program during 2000. In 2000 and 2001, the Company reinsured risks in excess of $250 per loss subject to an annual aggregate deductible, except for the Company's anesthesiologist program in which the Company reinsured risks in excess of $187. In 2000, the Company's annual aggregate deductible was $9.0 million. In 2001, the Company's annual aggregate deductible was 10.73% of subject written premium that would otherwise qualify as reinsurance under the agreement. The annual aggregate deductible retained in 2001 was approximately $12.9 million.

Reinsurance recoverables include the balances due from reinsurance companies for paid and unpaid losses and LAE that will be recovered from reinsurers, based on contracts in force. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its primary obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk with respect to the individual reinsurers, which participate in its ceded programs to minimize its exposure to significant losses from reinsurer insolvencies. The Company holds collateral in the form of letters of credit or trust accounts for amounts recoverable from reinsurers that are not designated as authorized reinsurers by the domiciliary Departments of Insurance.

PROPERTY AND EQUIPMENT. The cost of property and equipment is depreciated over the estimated useful lives of the related assets ranging from three to fifteen years. Depreciation is computed on the straight-line basis. Leasehold improvements are stated at cost less accumulated amortization and amortized over the shorter of the useful life or the term of the lease. Gains and losses upon asset disposal are taken into income in the year of disposition.

DEFERRED POLICY ACQUISITION COSTS. Deferred policy acquisition costs consist primarily of commissions and premium taxes that vary with and are primarily related to the production of new and renewal insurance business. Acquisition costs are deferred and amortized over the period in which the related premium is earned. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. If such costs are estimated to be unrecoverable, they are expensed. Commissions and brokerage fee expenses incurred by the Company's non-insurance businesses are expensed as incurred.

INCOME TAXES. The Company accounts for income taxes in accordance with FAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not, that all or some portion of the benefits related to the deferred tax assets will not be realized. Valuation allowances are based on estimates of taxable income and the period over which deferred tax assets will be recoverable. In the event that actual results differ from these estimates or these estimates are adjusted in future periods, the Company may need to establish a valuation allowance, which would impact the Company's financial position and results of operations. No such valuation allowance has been established to date, as the Company believes it is more likely than not that its deferred tax assets will be fully realized.

GOODWILL AND INTANGIBLE ASSETS. Goodwill represents the aggregate cost of companies acquired over the fair value of net assets at the date of acquisition and is being amortized into income using the straight-line method over periods ranging from ten to twenty-five years. Management regularly reviews the carrying value of goodwill by determining whether the unamortized value of the goodwill can be recovered through undiscounted future operating cash flows of the acquired operation.

Intangible assets represent trade secrets acquired and noncompete agreements entered into in connection with business combinations. These assets are amortized into income over periods corresponding with their terms or useful lives that range from three to ten years using the straight-line method. Management regularly reviews the carrying value of intangible assets by determining whether the amortization of the intangible assets can be recovered through undiscounted future operating cash flows of the acquired operation.

In the event goodwill or another intangible asset is impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the respective asset. Fair value is determined primarily using anticipated cash flows at a rate commensurate with the risk involved. Losses on assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposal. For additional information on goodwill and intangible assets, see the discussion under New Accounting Pronouncements that follows on page 49.

REVENUE RECOGNITION. Premiums are earned and recognized as revenues on a monthly pro rata basis over the terms of the underlying policies. Policy terms do not exceed one year. Unearned premiums represent the portion of written premiums that relate to future periods. Premiums received in advance of the policy year are recorded as premiums collected in advance in the consolidated balance sheet. Claims administration and management fee income is recognized when earned over the life of the contracts.

Management fees of the reciprocal management segment, determined as a percentage of PRI premiums, are recognized as billed and earned under the contract, which generally corresponds with the reported premiums written of PRI. The incentive portion of such revenue is calculated as 10% of the statutory net income or loss of PRI. Such revenue is estimated and accrued over the year, and adjusted to actual at each year-end based upon the actual reported statutory operating results of PRI.

Claims administration and management fees of the TPA segment are generally subject to contractual arrangements and are recognized as billed, which closely corresponds with the provision of those services to customers.

Commission income for both non-insurance segments is associated with the placement of reinsurance with outside reinsurers on behalf of PRI and various TPA customers. Commissions and brokerage fees are recognized as earned revenues at the later of the billing or the effective date as there is no obligation to perform any services after that date.

LOSS AND LOSS ADJUSTMENT EXPENSES. As more fully described in Note 14, the Company estimates its liability for loss and LAE using actuarial projections of ultimate losses and LAE and other quantitative and qualitative analyses of conditions expected to affect the future development of claims and related expenses. The estimated liability for losses is based upon paid and case reserve estimates for losses reported, adjusted through formula calculations to develop ultimate loss expectations; related estimates of incurred but not reported losses and expected case reserve development based on past experience and projected future trends; deduction of amounts for reinsurance placed with reinsurers, and estimates received related to assumed reinsurance. Amounts attributable to ceded reinsurance derived in estimating the liability for loss and LAE are reclassified as assets in the consolidated balance sheets as required by FAS No. 113. The liability for LAE is provided by estimating future expenses to be incurred in the settlement of claims provided for in the liability for losses and is estimated using similar actuarial techniques.

The liabilities for losses and LAE and the related estimation methods are continually reviewed and revised to reflect current conditions and trends. The resulting adjustments are reflected in the operating results of the current year. While management believes the liabilities for losses and LAE are adequate to cover the ultimate liability, the actual ultimate loss costs may vary from the amounts presently provided and such differences may be material.

The Company also has direct and assumed liabilities under covered extended reporting endorsements associated with claims-made MPL policy forms, which generally provide, at no additional charge, continuing MPL coverage for claims-made insureds in the event of death, disability or retirement. These liabilities, which possess elements of both loss reserves and pension liabilities, are carried within unearned premiums and are estimated using assumptions for mortality, morbidity, retirement, interest and inflation.

PER SHARE DATA. Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share are calculated using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the period. Diluted loss per common share for the three months ended December 31, 2001 is based only on the weighted average number of common shares outstanding during the period, as the inclusion of 115 common stock equivalents would have been antidilutive.

ACCOUNTING FOR STOCK-BASED COMPENSATION. FAS No. 123, "Accounting for Stock-based Compensation" requires the fair value of stock options and other stock-based compensation issued to employees to either be recognized as compensation expense in the income statement, or be disclosed as a pro forma effect on net income and earnings per share in the footnotes to the Company's consolidated financial statements. The Company elected to adopt FAS No.123 on a disclosure basis only and will continue to measure stock-based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," using intrinsic values with appropriate disclosures under the fair value based method as required by FAS No. 123.

COMMITMENTS AND CONTINGENCIES. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

INTEREST RATE SWAP. The Company uses derivative financial instruments, specifically interest rate swaps, to manage market risks related to changes in interest rates associated with its revolving credit facility and term loan. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment on interest expense related to the debt. The related amount payable to or receivable from the counter parties are included as adjustments to accrued interest. See Note 12 for additional information related to the interest rate swaps. The Company does not currently hold or issue any other derivative financial instruments for trading purposes.

RECLASSIFICATION. Certain amounts for 2000 and 1999 have been reclassified to conform to the 2001 presentation.

NEW ACCOUNTING PRONOUNCEMENTS. Effective January 1, 2001, the Company adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment to FAS No. 133." FAS No. 133 requires all derivative financial instruments, such as interest rate swaps, to be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair market value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of accumulated other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. FAS No. 138 amended the accounting and reporting standards for certain derivative instruments and hedging activities under FAS No. 133. The adoption of FAS No. 133 did not have a material effect on the Company's consolidated financial statements, but did increase total shareholders' equity by $124 at January 1, 2001 as a cumulative effect of a change in accounting principle.

In June 2001, the Financial Accounting Standards Board ("FASB") issued FAS No. 141 "Business Combinations." FAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and FAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." The standard eliminates the pooling of interests method of accounting for business combinations except for qualifying business combinations initiated prior to July 1, 2001 and requires that all intangible assets be accounted for separately from goodwill, for acquisitions after July 1, 2001. Management believes the adoption of FAS No. 141 will not have a significant impact on the Company's consolidated financial statements.

In June 2001, the FASB issued FAS No. 142, "Goodwill and Other Intangible Assets." FAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." The standard provides that goodwill and other intangible assets with indefinite lives are no longer to be amortized. These assets are to be reviewed for impairment annually, or more frequently if impairment indicators are present. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. Impairment

(Dollars in thousands, except per share amounts and elsewhere as noted)

testing is required during the first year of adoption and any impairment losses resulting from such testing will be reported as a cumulative effect of a change in accounting principle in the first quarter of 2002. Upon its adoption in the first quarter of 2002, the Company will cease the amortization of goodwill, which will have the effect of increasing its reported income. Goodwill amortization for the year 2001 was $3.5 million. The Company is also in the process of obtaining independent valuations of its reporting units as required by the transitional impairment provisions of FAS No. 142. It is possible that upon completion of the valuations, the Company could be required under the new standards to recognize a transitional impairment charge. Should the valuations of the reporting units fall below the carrying values, the related goodwill could be partially or totally impaired, and the Company could recognize an impairment charge up to the carrying amount of goodwill, or $67.2 million. However, as the Company has not yet completed its valuations, it is too early to tell whether any charge will be required.

In June 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations." FAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Although earlier application is encouraged, FAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management believes the adoption of FAS No. 143 will not have a significant impact on the Company's consolidated financial statements.

In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The standard provides a unified model for all assets to be disposed of, including the disposal of segments of a business currently accounted for under APB Opinion No. 30. FAS No. 144 also resolves the implementation issues and inconsistencies in accounting for assets to be disposed of raised by FAS No. 121 and covers the reporting of discontinued operations. The standard supersedes FAS No. 121, while retaining the recognition and measurement provisions of FAS No. 121 for long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. Management believes the adoption of FAS No. 144 will not have a significant impact on the Company's consolidated financial statements.

Note 3. Business Acquisitions

On March 22, 2000, the Company entered into agreements (the "new agreements") with the sellers of McCreary and EMI to fix the remaining payments due under their prior respective acquisition agreements, thereby effectively eliminating the contingent terms under those agreements. Under the new agreements, the Company paid the sellers of McCreary $1.7 million on July 31, 2000, and agreed to pay the sellers of EMI $227 and $538 on March 27, 2000 and March 1, 2001, respectively. These payments increased the original purchase price and the recorded goodwill, accordingly.

1999 BUSINESS ACQUISITIONS Effective January 1, 1999, the Company purchased all of the outstanding capital stock of AFP and a 70% interest in PMA for aggregate consideration equal to $56.3 million, paid in cash of $44.7 million and Company common stock. The earnings of PMA are not material to the consolidated results of the Company.

For the year ended December 31, 1999, the purchase had the following impact, which is included in the consolidated financial statements.

	1999
Revenues	$ 20,650
Expenses	18,552
Net income	1,011
Earnings per share	.10

On March 17, 1999, the Company's subsidiary, First Professionals, purchased all of the outstanding common stock of Tenere for $19.6 million in cash. Included in the net assets acquired was approximately $14.0 million in cash. Tenere, headquartered in Springfield, Missouri, is a stock holding company, with two primary insurance subsidiaries, Intermed and Interlex. Intermed and Interlex provide MPL and LPL insurance. For the nine and a half months ended December 31, 1999, the purchase had the following impact, which is included in the consolidated financial statements:

	1999
Revenues	$ 8,217
Expenses	9,303
Net loss	(689)
Loss per share	(.07)

Had Tenere been included in the consolidated results of operations for the Company for the year ended December 31, 1999, the following increases and (decreases) would have resulted:

	UNAUDITED PRO FORMA 1999
Revenues	$ 9,565
Expenses	13,920
Net loss	(2,484)
Loss per share	(.25)

On August 6, 1999, the Company's subsidiary, EMI, purchased all of the assets of Brokerage Services, Inc. ("BSI") and Group Brokerage, Inc. ("GBI"), related corporations headquartered in Albuquerque, New Mexico. BSI and GBI provided third-party administration services for self-insured and fully insured health plans. The consideration paid by EMI for such assets aggregated approximately $1.0 million. For the five months ended December 31, 1999, the purchase had the following impact, which is included in the consolidated financial statements:

	1999
Revenues	$ 1,364
Expenses	1,705
Net loss	(223)
Loss per share	(.02)

Had the assets of BSI and GBI been included in the consolidated results of operations for the Company for the year ended December 31, 1999, the following increases and (decreases) would have resulted:

	UNAUDITED PRO FORMA 1999
Revenues	$ 3,825
Expenses	4,661
Net loss	(543)
Loss per share	(.05)

(Dollars in thousands, except per share amounts and elsewhere as noted)

Note 4. Fair Value of Financial Instruments

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future anticipated loss experience and other factors. Changes in assumptions could significantly affect these estimates. Independent market data may not be available to validate those fair value estimates that are based on internal valuation techniques. Moreover, such fair value estimates may not be indicative of the amounts that could be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company's fair values may not be comparable to those of other companies.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. For certain assets and liabilities, the information required is supplemented with additional information relevant to an understanding of the fair value.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents - Carrying value approximates the fair value because of the short maturity of these instruments.

Bonds and equity securities - Fair value was estimated based on bid prices published in financial newspapers or by using discounted cash flow methods.

Other invested assets - Fair value was estimated based on the percentage of net assets owned.

Revolving credit facility - Carrying value approximates the fair value.

Interest rate swaps - Fair value was estimated using quotes from brokers and represents the cash requirement if the existing agreement had been settled at year-end.

The following table presents the carrying values and estimated fair values of the Company's financial instruments as of December 31, 2001 and 2000.

	DECEMBER 31, 2001		DECEMBER 31, 2000	
	CARRYING VALUE	ESTIMATED FAIR VALUE	CARRYING VALUE	ESTIMATED FAIR VALUE
Financial assets				
Cash and cash equivalents	$ 75,220	75,220	18,967	18,967
Bonds	348,949	348,949	385,513	385,513
Equity securities	8	8	555	555
Other invested assets	13,534	15,272	14,522	11,657
Total financial assets	$ 437,711	439,449	419,557	416,692
Financial liabilities				
Interest rate swaps	$ 2,943	2,943	—	124
Revolving credit facility	37,000	37,000	67,219	67,219
Term loan	16,042	16,042	—	—
Total financial liabilities	$ 55,985	55,985	67,219	67,343

Note 5. Investments

The amortized cost and estimated fair value of investments in debt and equity securities as of December 31, 2001 and 2000 were as follows:

2001		AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Bonds					
Corporate securities	$	104,175	2,357	1,814	104,718
Mortgage-backed securities		100,488	1,693	1,085	101,096
States, municipalities and political subdivisions		94,304	1,999	1,225	95,078
United States Government agencies and authorities		47,157	945	45	48,057
Total bonds		346,124	6,994	4,169	348,949
Equity securities					
Common stocks		7	2	1	8
Total equity securities		7	2	1	8
Total securities available-for-sale	$	346,131	6,996	4,170	348,957

2000		AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Bonds					
Corporate securities	$	85,354	998	4,405	81,947
Mortgage-backed securities		48,711	1,976	173	50,514
States, municipalities and political subdivisions		182,303	3,562	956	184,909
United States Government agencies and authorities		67,617	801	275	68,143
Total bonds		383,985	7,337	5,809	385,513
Equity securities					
Common stocks		5	–	–	5
Preferred stocks		450	100	–	550
Total equity securities		455	100	–	555
Total securities available-for-sale	$	384,440	7,437	5,809	386,068

The Company's other invested assets include investments in three limited partnerships and two corporations. These assets are recorded at a cost of $10,962 and $11,388 at December 31, 2001 and 2000, respectively. The Company also has a significant interest in a corporation and another limited partnership. These investments are recorded under the equity method at $2,572 and $3,134 at December 31, 2001 and 2000, respectively. In January 2001, the Company's investment in a joint venture, Bexar Credentials, Inc., was redeemed for $70 in cash and notes receivable.

(Dollars in thousands, except per share amounts and elsewhere as noted)

The amortized cost and estimated fair value of debt securities at December 31, 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities, because borrowers have the right to call or prepay these obligations with or without call or prepayment penalties.

	AMORTIZED COST	FAIR VALUE
Due in one year or less	$ 54,757	55,198
Due after one year through five years	103,413	104,828
Due after five years through ten years	95,269	96,046
Due after ten years	92,685	92,877
	$ 346,124	348,949

As of December 31, 2001, investments in securities and cash with an amortized cost of $14,984 and a market value of $15,564 were on deposit with insurance departments in various states as required by law.

Net investment income for the years ended December 31, 2001, 2000 and 1999 was as follows:

	2001	2000	1999
Bonds	$ 21,807	23,005	19,340
Equity securities	6	43	72
Real estate	375	206	596
Short-term investments	1,141	551	266
Other invested assets	(140)	1,130	206
Cash on hand and on deposit	935	1,158	341
	24,124	26,093	20,821
Less: investment expense	(802)	(1,095)	(1,753)
Net investment income	$ 23,322	24,998	19,068

Proceeds from sales and maturities of bonds were $221,596, $59,373 and $69,471, for the years ended December 31, 2001, 2000 and 1999, respectively. Proceeds from sales of equity securities were $566, $966 and $236 for the years ended December 31, 2001, 2000 and 1999, respectively. Gross gains of $4,530, $168 and $353 were realized on sales of debt and equity securities for the years ended December 31, 2001, 2000 and 1999, respectively. Gross losses of $3,101 and $3 were realized on sales of debt and equity securities for the years ended December 31, 2001 and 1999, respectively.

Note 6. Real Estate Investments

At December 31, 2001 and 2000, real estate investments consisted of the following:

	2001	2000
Land and building	$ 5,283	5,170
Rental units	261	261
Other	38	38
	5,582	5,469
Accumulated depreciation	(1,327)	(1,071)
Net real estate investments	$ 4,255	4,398

Total depreciation expense on real estate investments was $256 in both 2001 and 2000 and $249 in 1999.

Note 7. Property and Equipment

At December 31, 2001 and 2000, property and equipment consisted of the following:

	2001	2000
Furniture, fixtures and equipment	$ 3,133	3,544
Data processing equipment and software	7,487	5,168
Leasehold improvements	1,203	1,167
Automobiles	313	223
	12,136	10,102
Accumulated depreciation	(7,409)	(5,807)
Net property and equipment	$ 4,727	4,295

Total depreciation expense on property and equipment was $1,930, $1,455 and $1,174, in 2001, 2000 and 1999, respectively.

Note 8. Deferred Policy Acquisition Costs

Changes in deferred policy acquisition costs for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Beginning balance	$ 5,967	2,789	2,001
Additions	12,293	8,795	7,515
Amortization expense	(9,259)	(5,617)	(6,727)
Ending balance	$ 9,001	5,967	2,789

(Dollars in thousands, except per share amounts and elsewhere as noted)

Note 9. Goodwill

At December 31, 2001, 2000 and 1999, goodwill consisted of the following:

	2001	2000	1999
Beginning balance	$ 70,754	71,851	14,170
Additions at cost	—	2,557	61,341
Reductions at cost	—	(46)	(436)
Amortization expense	(3,522)	(3,608)	(3,224)
Ending balance	$ 67,232	70,754	71,851

Note 10. Identifiable Intangibles

At December 31, 2001, 2000 and 1999, identifiable intangibles consisted of the following:

	2001	2000	1999
Beginning balance	$ (9,885)	1,881	2,194
Deferred credit	—	(13,205)	—
Amortization expense	1,195	1,439	(313)
Ending balance	$ (8,690)	(9,885)	1,881

Effective January 1, 2000, the Company's insurance subsidiaries entered into a 100% quota share reinsurance agreement with PRI, to assume the death, disability and retirement ("DD&R") risks under PRI's claims-made insurance policies in exchange for cash and investments. The Company completed a GAAP valuation of the underlying liability during 2000, and a deferred credit in the amount of $13.2 million was recognized and classified with goodwill and identifiable intangibles. The deferred credit, which will be accreted into income over twenty years, represents the difference between the GAAP valuation of the underlying liabilities and the initial premium received. The liability was calculated using benefit assumptions and elements of pension actuarial models (i.e., mortality, morbidity, retirement, interest and inflation rate assumptions).

Note 11. Borrowing Arrangements

On August 31, 2001, the Company entered into a Revolving Credit and Term Loan Agreement (the "credit facility") with five financial institutions. The initial aggregate principal amount of the new credit facility is $55 million, including (i) a $37.5 million revolving credit facility (with a $15 million letter of credit sub-facility), which matures on August 31, 2004, and which the Company has the right to increase up to $47.5 million by securing additional lenders to participate in the facility; and (ii) a $17.5 million term loan facility, repayable in twelve equal quarterly installments of approximately $1.5 million each that commenced on December 31, 2001.

Amounts outstanding under the credit facility bear interest at a variable rate, primarily based upon LIBOR plus an applicable margin of 2.25 percentage points, which may be reduced to a minimum of 1.75 percentage points as the Company reduces its outstanding indebtedness. The credit facility replaced a $75 million revolving credit facility (the "prior facility") that was entered into by the Company in January 1999, which would have matured on January 4, 2002. Approximately $67.2 million of principal was outstanding under the prior facility. The Company used available funds to pay down the difference between the outstanding principal amount of the prior facility and the initial amount of the new facility. As of December 31, 2001 and 2000, the interest rates on the Company's credit facilities were 4.16% and 7.78%, respectively. The Company is not required to maintain compensating balances in connection with these credit facilities, but is charged a fee on the unused portion, which ranges from 20 to 30 basis points.

Under the terms of the credit facility, the Company is required to meet certain financial covenants. Significant covenants are as follows: a) total debt to cash flow available for debt service cannot be greater than 4.00:1 for the quarter ending December 31, 2001 and 3.50:1 thereafter; b) combined net premiums written to combined statutory capital and surplus cannot exceed 2.00:1; c) the fixed charge coverage ratio cannot be less than 2.00:1 at the end of each quarter through December 31, 2002; thereafter, the fixed charge coverage ratio cannot be less than 2.25:1; and d) funded debt to total capital plus funded debt cannot exceed 0.27:1. The credit facility also contains minimum equity and risk-based capital requirements and requires the Company's insurance subsidiaries to maintain at least an A- (Excellent) group rating from A.M. Best.

Should the Company fail to meet one or more of its loan covenants, such occurrence would be considered an event of default. In the event the Company was unable to provide an allowable remedy for such event of default, the Company's lenders would be entitled to certain remedies, including the ability to demand immediate repayment, including payment in full. Were the Company's lenders to demand immediate payment in full, the Company could not make such payment from existing funds and would have to seek replacement financing. Under such circumstances, the Company's ability to secure such replacement financing could not be assured, and, if obtained, such financing would likely carry higher costs.

At December 31, 2001, the Company did not meet its fixed charge coverage ratio loan covenant, primarily as a result of the reserve strengthening charge in the fourth quarter of 2001. The Company's lenders have waived this violation bringing the Company into compliance with its loan covenants. In addition, the Company and its lenders have negotiated a modification to the fixed charge coverage ratio loan covenant from 2.5:1 to 2.0:1 for the year 2002; and to 2.25:1 beginning in the first quarter of 2003. In connection with the waiver and modification, the applicable margin charged by the lenders as part of interest costs will increase 25 basis points, or one-quarter of one percent beginning in 2002.

Note 12. Derivative Financial Instruments

In connection with the Company's credit facility entered into on August 31, 2001, the Company replaced its interest rate swaps (the "previous swaps"). Related to the previous swaps, the Company had recorded an unrealized loss associated with changes in fair value, which is included in accumulated other comprehensive income as a component of shareholders' equity. The unrealized loss is being amortized into income over the term of the previous swaps, which would have expired January 2, 2004.

The Company uses interest rate swap agreements (the "swap agreements") to minimize fluctuations in cash flows caused by interest rate volatility and to effectively convert all of its floating-rate debt to fixed-rate debt. Such agreements involve the exchange of fixed and floating interest rate payments over the life of the agreement without the exchange of the underlying principal amounts. Accordingly, the impact of fluctuations in interest rates on these swap agreements is offset by the opposite impact on the related debt. Amounts to be paid or received under the swap agreements are recognized as increases or reductions in interest expense in the periods in which they accrue. The swap agreements are only entered into with creditworthy counterparties.

The swap agreements in effect at December 31, 2001 were as follows:

NOTIONAL AMOUNT	MATURITIES	RECEIVE RATE (1)	PAY RATE
$ 37,000	08/31/2004	1.91%	6.45%
$ 16,042	08/31/2004	1.91%	5.97%

(1) Based on three-month LIBOR

(Dollars in thousands, except per share amounts and elsewhere as noted)

The following is a summary of the Company's interest risk management strategy and the effect of this strategy on the Company's consolidated financial statements:

Under the swap agreements, the Company agrees to pay an amount equal to a specified fixed rate of interest times a notional principal amount and to receive in return an amount equal to a specified variable rate of interest times the same notional principal amount. The notional amounts on the contract are not exchanged. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at current interest rates, of the remaining obligations to exchange payments under the terms of the contract.

The Company's swap agreements provide a hedge against changes in the amount of cash flows associated with the Company's revolving credit facility. Accordingly, the swap agreements are reflected at fair value in the Company's consolidated balance sheet, and the effective portion of the related gains or losses on the agreements are recognized in shareholders' equity (as a component of accumulated other comprehensive income). The net effect of this accounting on the Company's operating results is that interest expense on the variable debt being hedged is recorded based on fixed interest rates.

The Company formally documents the relationships between the hedging instruments and the revolving credit facility. The Company also assesses the effectiveness of the hedging instruments on a quarterly basis. If it is determined that the hedging instruments are no longer highly effective, the change in the fair value of the ineffective portion of the swaps would be included in earnings rather than comprehensive income. For the year ended December 31, 2001, the net gain or loss on the ineffective portion of the swap agreements was not material.

Note 13. Reinsurance

The Company cedes certain premiums and losses to other insurance carriers under various reinsurance agreements. The Company's reinsurance agreements do not relieve the Company from its obligations as primary insurer to its policyholders. To the extent that any reinsurer might be unable to meet its obligations, the Company would be liable for such defaulted amounts. At December 31, 2001 and 2000, amounts due from a single reinsurer had a carrying value of $25.0 million and $16.8 million, respectively, which were fully collateralized by irrevocable letters of credit, trust accounts and ceded balances payable. Of the total amount due from reinsurers on reinsurance recoverables at December 31, 2001 and 2000, $48.9 million and $43.5 million, respectively, was due from three reinsurers, of which $34.4 million in 2001 and $43.8 million in 2000 was collateralized by letters of credit, trust accounts and ceded balances payable.

The effect of reinsurance on premiums written and earned for the years ended December 31, 2001, 2000 and 1999 was as follows:

	2001		2000		1999	
	WRITTEN	EARNED	WRITTEN	EARNED	WRITTEN	EARNED
Direct and assumed	$ 245,403	198,691	197,280	153,977	148,216	144,588
Ceded	(98,319)	(67,633)	(35,349)	(33,523)	(25,783)	(26,516)
Net	$ 147,084	131,058	161,931	120,454	122,433	118,072

The liability for loss and LAE is generally determined on the basis of individual claims and actuarially determined estimates of future claims based upon the Company's actual experience, assumptions and projections as to claims frequency, severity and inflationary trends and settlement payments. Such estimates may vary significantly from the eventual outcome. The ranges of reasonably expected ultimate unpaid loss and LAE are estimated by the Company's external consulting actuaries on an undiscounted basis. The assumptions used in making such estimates and for establishing the resulting liabilities are continually reviewed and updated based upon current circumstances, and any adjustments resulting therefrom are reflected in current income.

Note 14. Liability for Loss and LAE

Activity in the liability for loss and LAE for the years ended December 31, 2001, 2000 and 1999 was as follows:

	2001	2000	1999
Gross balance, January 1	$ 281,295	273,092	242,377
Less reinsurance recoverables	57,698	58,400	41,614
Net balance, January 1	223,597	214,692	200,763
Reserves of acquired entity	–	–	24,591
Incurred related to:			
Current year	119,734	116,246	99,523
Prior year	8,612	6,520	(18,555)
Total incurred	128,346	122,766	80,968
Paid related to:			
Current year	17,980	22,592	15,338
Prior year	95,890	91,269	76,292
Total paid	113,870	113,861	91,630
Net balance, December 31	238,073	223,597	214,692
Plus reinsurance recoverables	80,410	57,698	58,400
Gross balance, December 31	$ 318,483	281,295	273,092

Incurred losses and LAE for claims related to prior years reflects the change in the estimate of the liability charged or credited to earnings in each year with respect to the liabilities established as of the beginning of that year. Information regarding incurred losses and LAE is accumulated over time and the estimates of the liability are revised accordingly, resulting in gains or losses in the period revisions are made. The Company's management closely monitors the adequacy of its liability for loss and LAE incurred and underlying claims trends, including having the Company's outside actuaries perform calculations periodically.

Incurred losses and LAE related to prior years, net of reinsurance recoveries, was $8.6 million for the twelve months ended December 31, 2001. The increase in the liability for loss and LAE related to prior years is the result of reserve strengthenings with respect to the Company's core physician MPL business for coverage years 2000 and prior.

Incurred losses and LAE related to prior years, net of reinsurance recoveries, was $6.5 million for the twelve months ended December 31, 2000. The increase in the liability for loss and LAE includes a reserve strengthening resulting from the identification of certain unfavorable trends in the underlying claim data with respect to First Professionals' core physicians MPL business, including an increase in the rate of claims closed with indemnity payment, a slowdown in the overall closure rate of pending claims and an increase in the severity of indemnity payments made during 2000 relating to prior periods.

(Dollars in thousands, except per share amounts and elsewhere as noted)

The net reduction of $18.6 million in incurred losses and LAE related to prior years for the twelve months ended December 31, 1999 was the result of reevaluations of the liability for loss and LAE and reflects overall favorable underwriting results and lower than expected losses and LAE.

Note 15. Stock Option Plans

The Company has a stock option plan for officers and key employees (the "employee plan") and a plan for nonemployee directors (the "director plan"). Under the director plan, only non-qualified stock options may be issued. Under the employee plan, both incentive stock options and non-qualified stock options may be granted to the same individual. The option price of an incentive stock option may not be less than 100% of the fair market value of shares on the grant date. The option price of a non-qualified option shall not be less than 50% of the fair market value of shares on the grant date. Under the terms of the director plan, 5,000 shares are granted to each director on the date that person becomes a director, and on a discretionary basis at future dates as approved by the Board, at a price not less than 100% of the fair market value of the underlying stock on the grant date.

During 2000, the Company offered a stock purchase incentive program (the "incentive plan") to eligible employees, including executive officers, to encourage ownership of the Company's stock. Under the incentive plan, employees who purchased shares of the Company's common stock in the open market during the term of the incentive plan were granted matching non-qualified stock options on a one-for-one basis, up to the maximum of 5,000 options per employee. The incentive plan began January 2000 and ended April 2000. Option grants under the incentive plan were made as of May 1, 2000, at an exercise price equal to the closing market price of the Company's common stock on that date. Options granted under the incentive plan will vest in three equal annual installments commencing on the one-year anniversary of their grant. Options under this plan were granted under the employee plan.

The Company also maintains an Employee Stock Purchase Plan that allows employees to purchase the Company's common stock at 85% of the market value on the first or last day of the offering period, whichever is lower.

At December 31, 2001 and 2000, shares of the Company's common stock reserved for issuance in connection with the stock option plans were 530,180 and 571,307, respectively. A summary of the status of the Company's stock options is presented below:

	OPTIONS	WEIGHTED AVG EXERCISE PRICE	OPTIONS EXERCISABLE	WEIGHTED AVG EXERCISE PRICE
Balance, December 31, 1998	1,115,070	$ 17.72	581,556	$ 20.16
Granted	658,400	30.65	–	–
Exercised	(201,823)	10.97	–	–
Cancelled	(150,000)	39.36	–	–
Balance, December 31, 1999	1,421,647	$ 22.47	886,170	$ 20.64
Granted	510,798	12.19	–	–
Exercised	(119,500)	9.10	–	–
Cancelled	(253,677)	35.07	–	–
Balance, December 31, 2000	1,559,268	$ 17.99	730,832	$ 19.39
Granted	273,750	13.72	–	–
Exercised	(13,000)	8.90	–	–
Cancelled	–	–	–	–
Balance, December 31, 2001	1,820,018	$ 17.85	1,088,651	$ 19.79

The following table summarizes information for options outstanding and exercisable at December 31, 2001:

RANGE OF PRICES PER SHARE	NUMBER OF OPTIONS	REMAINING LIFE OF OUTSTANDING OPTIONS	WEIGHTED AVG EXERCISE PRICE	OPTIONS EXERCISABLE	
				NUMBER	WEIGHTED AVG EXERCISE PRICE
$ 8-11	584,336	7.18 years	$ 9.92	343,657	$ 9.60
12-15	560,948	8.86 years	14.39	166,783	14.98
16-19	76,300	8.38 years	17.93	25,931	17.94
20-35	468,700	6.02 years	24.61	465,799	24.63
36-60	129,734	7.16 years	44.04	86,481	44.04
	1,820,018	7.45 years	$ 17.85	1,088,651	$19.79

(Dollars in thousands, except per share amounts and elsewhere as noted)

On a pro forma basis, assuming compensation expense for the Company's stock options had been recognized based on their fair values on the grant date under the methodology prescribed by FAS No. 123, the Company's net income, tax expense and diluted earnings per share for the three years ended December 31, 2001, 2000 and 1999, would have been impacted as follows:

	2001	2000	1999
Pro forma net income	$ 1,899	(1,114)	18,289
Pro forma tax (benefit) expense	$ (2,490)	(4,666)	7,093
Pro forma diluted earnings (loss) per share	$ .20	(.12)	1.83

The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected life of options	5 years	5 years	5 years
Risk-free interest rate	4.60%	5.50%	5.20%
Expected volatility of stock	43.64%	42.17%	38.96%

The weighted average fair value of options granted during 2001, 2000 and 1999 was as follows:

	2001	2000	1999
Fair value of options granted	$ 6.12	5.50	8.84
Total fair value of all options granted	$ 1,676	2,809	5,821
Expected dividends	$ —	—	—
Total number of options granted	273,750	510,798	658,400

In accordance with FAS 123, the weighted average fair value of stock options granted is required to be based on a theoretical statistical model using the preceding Black-Scholes assumptions. In actuality, because the Company's incentive stock options are not traded on any exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of the Company's stock. Such an increase in stock price would benefit all stockholders commensurately.

Note 16.
Income Taxes

The Company's provision for income taxes consisted of the following:

	2001	2000	1999
Current (benefit) expense			
Federal	$ (1,206)	(935)	6,306
State	334	626	1,931
Total	(872)	(309)	8,237
Deferred (benefit) expense			
Federal	(1,149)	(2,943)	973
State	176	(333)	124
Total	(973)	(3,276)	1,097
Net income tax (benefit) expense	$ (1,845)	(3,585)	9,334

The provision for income taxes differs from the statutory corporate tax rate of 35 percent for 2001, 2000 and 1999 as follows:

	2001	2000	1999
Computed "expected" tax expense (benefit)	$ 380	(1,040)	10,889
Municipal bond interest	(2,416)	(2,851)	(2,579)
State income taxes, net of Federal benefit	332	190	1,422
Other, net	(141)	116	(398)
Actual income tax expense (benefit)	$ (1,845)	(3,585)	9,334

At December 31, 2001 and 2000, the significant components of the net deferred tax asset were as follows:

	2001	2000
Deferred tax assets arising from:		
Loss reserve discounting	$ 11,775	10,756
Unearned premium reserves	11,719	8,585
Net operating loss carryforward	925	2,122
Unrealized losses on securities	341	—
Other	585	1,785
Total deferred tax assets	25,345	23,248
Deferred tax liabilities arising from:		
Deferred policy acquisition costs	3,530	2,346
Goodwill	1,534	1,137
Unrealized gain on securities	—	660
Other	337	834
Total deferred tax liabilities	5,401	4,977
Net deferred tax asset	$ 19,944	18,271

(Dollars in thousands, except per share amounts and elsewhere as noted)

Net deferred tax assets and Federal income tax expense in future years can be significantly affected by changes in enacted tax rates or by unexpected adverse events that would influence management's conclusions as to the ultimate realizability of deferred tax assets.

Note 17. Employee Benefit Plans

The Company currently sponsors eight postretirement plans for its employees. The table below lists those plans and the subsidiary of the Company whose employees are covered by that plan.

Holding Company	Defined contribution profit sharing plan
Holding Company	Defined benefit plan
Holding Company	Supplemental executive retirement plan ("SERP")
Tenere	Defined contribution profit sharing plan and trust
Tenere	Money purchase pension plan
AFP	Defined contribution profit sharing plan
AFP	Defined benefit plan
McCreary	Defined contribution profit sharing plan

The Holding Company defined contribution profit sharing plan is available to all employees of the Holding Company after meeting certain eligibility requirements. The plan comprises two parts. The first part of the plan is a defined contribution plan that allows employees to contribute up to 12.5% of their annual compensation, subject to Internal Revenue Service ("IRS") limits. The Company contributes a matching amount equal to 2.5% of the employee's annual compensation. The second part of the plan being a profit sharing plan, whereby the Company may at its discretion make an additional contribution to the plan up to a maximum of 10% of the employee's annual compensation. The Company's policy is to fully fund the liability for the matching portion at the end of each year. At December 31, 2001 and 2000, the fair market value of plan assets was $4,900 and $3,927, respectively. The expense for this plan amounted to $1,138, $896 and $516 in 2001, 2000 and 1999, respectively.

The Holding Company defined benefit plan is available to all eligible employees of the Holding Company who have six months of service and who are twenty and one half years old or older. The amount of benefits is based on years of service and 0.75% of the employee's average monthly salary not over the Social Security base plus 1.4% of the employee's average monthly salary over the Social Security base. The Company's policy is to contribute the maximum amount of benefits to the plan subject to IRS limits. At December 31, 2001 and 2000, the fair market value of plan assets was $1,584 and $1,693, respectively. The Company had a net periodic pension cost of $217, $197 and $272 for this plan in 2001, 2000 and 1999, respectively. The expense for this plan amounted to $143, $193 and $82 in 2001, 2000 and 1999, respectively.

The Holding Company also has a SERP that provides certain executives with income at retirement equal to 60% of pre-retirement base compensation, less qualified pension plan benefits paid by the Company and all predecessor plans and Social Security benefits. The plan has no vesting prior to age 55. The total liability included in the financial statements for this plan amounted to approximately $1,353 and $1,265 as of December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, the fair market value of plan assets was $1,584 and $1,693, respectively. The Company had a net periodic pension cost of approximately $386, $395 and $188, to cover any liability under this plan in 2001, 2000 and 1999, respectively.

The Tenere defined contribution profit sharing plan and trust is available to all employees of Tenere upon meeting certain eligibility requirements. The plan comprises two parts. The first is a defined contribution plan that allows employees to contribute up to 10% of their annual compensation, subject to IRS limits, and a profit sharing plan, whereby the Company may at its discretion contribute an employer contribution to the participants in the plan. At December 31, 2001 and 2000, the fair market value of plan assets was $1,122 and $1,470, respectively. The expense for this plan amounted to $66, $59 and $65 in 2001, 2000 and 1999, respectively.

The Tenere money purchase plan is available to all employees of Tenere upon meeting certain eligibility requirements. The plan is designed to reward long and loyal service, whereby the Company will make contributions to the plan on behalf of the participants for each year of service until the employee retires. At retirement, the employee will be eligible to receive the value of the contributions made on the employee's behalf. The Company contributes on behalf of each participant an amount equal to 6% of the employee's annual compensation plus 5.7% of the employee's annual compensation in excess of the Social Security Taxable Wage Base. At December 31, 2001 and 2000, the fair market value of plan assets was $445 and $437, respectively. The expense for this plan amounted to $94, $75 and $80 in 2001, 2000 and 1999, respectively.

The AFP defined contribution and profit sharing and defined benefit plans are available to all eligible employees of AFP. The benefits under these plans are based on years of service and employee compensation. AFP's funding policy is to contribute to the plans an amount sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus any additional amounts determined to be appropriate from time to time. Contributions are intended to be sufficient to cover the costs of benefits earned for service to date and an estimate of those costs for future service. AFP contributed $957, $650 and $999 to the plans in 2001, 2000 and 1999, respectively. The invested assets of the plans consist of investments in various types and categories of stocks and bonds. At December 31, 2001 and 2000, the fair market value of plan assets was $6,185 and $5,733, respectively. Pension costs for the years 2001, 2000 and 1999 amounted to approximately $978, $748 and $831, respectively.

The McCreary defined contribution profit sharing plan is available for all employees of McCreary upon meeting certain eligibility requirements. Under the plan, employees may contribute up to 16% of their annual salary, subject to IRS limits, of which the Company may, at its discretion, contribute a matching amount up to 100% of the employee contribution. Historically, McCreary has contributed a matching amount equal to approximately 30% of the employee contribution. At December 31, 2001 and 2000, the fair market value of plan assets was $3,281 and $3,259. The expense for this plan amounted to $147, $125 and $102 for 2001, 2000 and 1999, respectively.

(Dollars in thousands, except per share amounts and elsewhere as noted)

The actuarially computed net periodic pension cost for December 31, 2001, 2000 and 1999 included the following:

	2001	2000	1999
Service cost of benefits earned during the period	$ 906	808	914
Interest cost on projected benefit obligation	638	540	605
Expected return on plan assets	(541)	(500)	(498)
Recognized net actuarial loss	—	—	38
Net amortization and deferral	191	96	191
Net periodic pension cost	$ 1,194	944	1,250
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATION			
Accumulated benefit obligation	$ (7,330)	(6,563)	(7,268)
Projected benefit obligation for service rendered to date	$ (10,680)	(9,456)	(10,465)
Plan assets at fair value	7,769	7,426	7,656
Projected benefit obligation in excess of plan assets	(2,911)	(2,030)	(2,809)
Unrecognized net loss from past experience different from that assumed	1,952	1,081	1,982
Prior service cost not yet recognized in net periodic pension cost	259	253	204
Unrecognized net obligation at inception recognized over 15.29 years	208	246	269
Accrued pension cost	$ (492)	(450)	(354)

The following table sets forth the plan's funded status for the fiscal years ended December 31, 2001 and 2000, respectively.

	2001	2000
CHANGE IN BENEFIT OBLIGATION		
Benefit obligation, January 1	$ 9,974	7,911
Acquisition related costs	—	620
Service cost	906	808
Interest cost	638	540
Actuarial gain	(346)	(45)
Benefits paid	(538)	(378)
Other	46	—
Benefit obligation, December 31	$ 10,680	9,456
CHANGE IN PLAN ASSETS		
Fair value of plan assets, January 1	$ 7,426	6,536
Acquisition related costs	—	421
Actual return on plan assets	(270)	115
Employer contributions	1,150	732
Benefits paid	(537)	(378)
Fair value of plan assets, December 31	$ 7,769	7,426

Assumptions used in the accounting for net periodic pension cost at December 31, 2001, 2000 and 1999, were as follows (weighted-average of the combined plans based on the fair value of the plan assets at year-end):

	2001	2000	1999
Discount rates	6.55%	6.56%	6.55%
Rate of increase in compensation levels	5.04%	5.04%	5.19%
Return on assets	6.75%	7.07%	9.00%

Note 18. Commitments and Contingencies

The future minimum annual rentals under noncancelable operating leases are as follows:

2002	$ 2,766
2003	2,525
2004	2,545
2005	2,402
2006	2,471
Thereafter	5,626
Total	$ 18,335

Total rental expense was $2,410, $2,190 and $2,381 for 2001, 2000 and 1999, respectively.

The Company's insurance subsidiaries may become subject to claims for extra-contractual obligations or risks in excess of policy limits in connection with their administration of insurance claims. These claims are sometimes referred to as "bad faith" actions, as it is alleged that the insurance company acted in bad faith in the administration of an insured's claim. Bad faith actions are few in number and generally occur in instances where a jury verdict exceeds the insured's policy limits. Under such circumstances, it is routinely alleged that the insurance company failed to negotiate a settlement of a claim in good faith within the insured's policy limit. In such cases, the insured may assign his or her rights under the policy to the plaintiff in settlement of the insured's portion of the verdict. The plaintiff is then permitted to sue the insurer on behalf of the defendant. The Company has evaluated such exposures as of December 31, 2001, and in all such cases, believes its position and defenses are meritorious, and that when all facts and circumstances are considered, including its own insurance coverage against such risks, its potential exposure to material losses from such exposures is immaterial.

The Company has also been involved in one or more legal actions not involving claims under its insurance policies. The Company's management is not aware of any such actions that in their opinion will have a material adverse effect on the Company's financial position or results of operations.

The Company's insurance subsidiaries are subject to assessment by the financial guaranty associations in the states in which they conduct business for the provision of funds necessary for the settlement of covered claims under certain policies of insolvent insurers. Generally, these associations can assess member insurers on the basis of written premiums in their particular states.

In addition to standard assessments, the Florida and Missouri legislatures may also levy special assessments to settle claims caused by certain catastrophic losses. The Company would be assessed on a basis of premium written. During 2001, a special assessment was levied on First Professionals and APAC that totaled $0.9 million. No special assessments were made in 2000 and 1999. In addition, the Company could be subject to additional assessments in the future as a result of damages caused by catastrophic losses, such as a hurricane.

(Dollars in thousands, except per share amounts and elsewhere as noted)

Note 19. Statutory Accounting

First Professionals, APAC, Intermed and Interlex are required to file statutory financial statements with state insurance regulatory authorities. The insurance subsidiaries are restricted under the Florida and Missouri Insurance Codes as to the amount of dividends they may pay without regulatory consent. In 2002, dividends of $10.7 million may be paid without regulatory consent.

The restricted net assets for the Company's insurance subsidiaries at December 31, 2001, 2000, and 1999, were as follows:

	2001	2000	1999
First Professionals	$ 97,960	109,550	96,377
APAC	12,797	14,893	11,781
Intermed and Interlex	22,615	20,803	11,150

The statutory capital and surplus for the Company's insurance subsidiaries at December 31, 2001, 2000 and 1999, is shown in the table below.

	2001	2000	1999
First Professionals	$ 91,682	91,594	97,578
APAC	15,405	15,923	18,141
Intermed	22,174	20,923	13,685
Interlex	5,729	4,354	5,294
Combined statutory surplus	134,990	132,794	134,698
Less: intercompany eliminations	(27,903)	(24,295)	(16,818)
Consolidated statutory surplus	$ 107,087	108,499	117,880

For the years ended December 31, 2001, 2000 and 1999, the statutory net income or loss for the Company's insurance subsidiaries was as follows:

	2001	2000	1999
First Professionals	$ (6,623)	(6,792)	14,233
APAC	(1,131)	(1,088)	5,051
Intermed	390	608	159
Interlex	(637)	(692)	(405)
Total statutory income (loss)	$ (8,001)	(7,964)	19,038

In March 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles (the "Codification") as the NAIC supported basis of accounting. Codification affects all statutory financial statements issued after January 1, 2001. The Codification was approved with a provision allowing for discretion by each state's Department of Insurance ("DOI") in determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state or company to company. The Codification does not affect the Company's consolidated financial statements, which have been prepared in accordance with GAAP.

The Company's insurance subsidiaries, First Professionals, APAC, Intermed and Interlex, prepare financial statements on a statutory basis in conformity with the accounting practices prescribed or permitted by the states of Florida and Missouri. Effective January 1, 2001, both states required all domiciled insurance companies to prepare their statutory financial statements in accordance with the provisions of the Codification subject to the deviations prescribed or permitted by the each state's DOI. Accounting changes adopted to conform to the provisions of Codification are reported in the statutory financial statements as a cumulative effect of a change in accounting principle and are recorded as an adjustment to statutory surplus. As a result of the Codification, the Company's statutory surplus, on a consolidated basis, increased by $7.1 million. The components of this increase included surplus increases of $5.5 million, $1.2 million, $0.3 million and $0.1 million for First Professionals, APAC, Intermed and Interlex, respectively. In addition, on a consolidated basis and at the subsidiary level, the Company's statutory surplus after adoption continues to be in excess of the current regulatory and risk-based capital requirements.

Note 20. Reconciliation of Basic and Diluted Earnings Per Share

Data with respect to the Company's basic and diluted earnings per common share are shown below:

	2001	2000	1999
Net income and income from continuing operations	$ 2,930	614	21,869
Basic weighted average shares outstanding	9,383	9,497	9,748
Common stock equivalents	85	74	259
Diluted weighted average shares outstanding	9,468	9,571	10,007
Basic earnings per common share	$ 0.31	0.06	2.24
Diluted earnings per common share	$ 0.31	0.06	2.19

Note 21. Segment Information

Under the provisions of FAS No. 131, the Company has determined that it has three reportable operating segments: insurance, reciprocal management ("RM") and third-party administration ("TPA"). Through its four insurance subsidiaries, the Company specializes in professional liability insurance products and services for physicians, dentists, other healthcare providers and attorneys. The Company's RM segment provides reciprocal management services, brokerage and administration services for reinsurance programs and brokerage services for the placement of annuities in structured settlements. In addition, the Company provides TPA services through its subsidiaries that market and administer self-insured plans for both large and small employers, including group accident and health insurance, workers' compensation and general liability and property insurance.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates a segment's performance based on net income or loss and accounts for intersegment sales and transfers as if the sales or transfers were to a third-party. Holding Company operations are included within the insurance segment due to the size and prominence of the segment and the substantial attention devoted to it. Intersegment revenues for transactions between the segments are based on actual costs incurred and are similar to services that may have been obtained from an unrelated third-party. All segments are managed separately because each business requires different technology and marketing strategies.

(Dollars in thousands, except per share amounts and elsewhere as noted)

Selected financial information by industry segment follows:

For the year ended December 31, 2001	INSURANCE	RM	TPA	TOTAL SEGMENTS	INTERSEGMENT ELIMINATIONS	CONSOLIDATED
Operating revenue	$ 158,213	29,297	15,984	203,494	(5,965)	197,529
Interest revenue	23,621	344	159	24,124	–	24,124
Interest expense	4,566	–	–	4,566	–	4,566
Net (loss) income	(847)	4,348	(571)	2,930	–	2,930
Identifiable assets	693,765	61,468	14,788	770,021	(11,724)	758,297
Depreciation and amortization	1,013	2,829	1,297	5,139	–	5,139

For the year ended December 31, 2000	INSURANCE	RM	TPA	TOTAL SEGMENTS	INTERSEGMENT ELIMINATIONS	CONSOLIDATED
Operating revenue	$ 147,994	25,306	16,723	190,023	(7,759)	182,264
Interest revenue	25,600	254	239	26,093	–	26,093
Interest expense	4,291	–	–	4,291	–	4,291
Net (loss) income	(2,925)	4,360	(821)	614	–	614
Identifiable assets	583,124	62,864	16,565	662,553	(10,355)	652,198
Depreciation and amortization	151	2,557	1,236	3,944	–	3,944

For the year ended December 31, 1999	INSURANCE	RM	TPA	TOTAL SEGMENTS	INTERSEGMENT ELIMINATIONS	CONSOLIDATED
Operating revenue	$ 138,786	20,953	13,393	173,132	(2,628)	170,504
Interest revenue	20,585	47	189	20,821	–	20,821
Interest expense	3,981	–	–	3,981	–	3,981
Net income (loss)	19,776	2,298	(205)	21,869	–	21,869
Identifiable assets	521,165	57,824	11,030	590,019	(2,586)	587,433
Depreciation and amortization	2,513	2,506	889	5,908	–	5,908

The following table provides a reconciliation of reportable segment assets to the Company's consolidated totals:

	2001	2000	1999
Total assets for reportable segments	$ 1,043,714	967,571	744,889
Investments in equity method investees	(241,309)	(247,921)	(119,225)
Intercompany receivables	(44,108)	(67,452)	(38,231)
Total consolidated assets	$ 758,297	652,198	587,433

Note 22. Related Party Transactions

Effective June 30, 1998, the Company entered into a management services agreement with APA Management, Inc. ("APAM") to provide the Company with all necessary insurance management and administrative services for APAC, a wholly owned subsidiary of the Company. The Company has an indirect financial interest in APAM through its 9.9% interest in American Professional Assurance, Ltd. ("APAL,") an affiliate of APAC, which owns 100% of APAM. The agreement terminates on December 31, 2002, with a one-year renewal option, and provides that APAM will receive an annual fee of 14.5% of direct premiums (net of refunds) consisting of an annual 10.5% service fee and 4% claims management fee. The agreement also provides that anesthesiologist business produced by First Professionals or its respective agents will be transferred to APAC upon renewal, assuming the insured agrees, and that APAM will receive an annual 1% service fee on such business. The Company incurred $2.0 million, $1.6 million, and $1.4 million in management fees related to its agreement with APAM during the years ended December 31, 2001, 2000 and 1999, respectively.

On July 1, 1998, First Professionals and APAC also entered into a quota share reinsurance agreement, whereby these two subsidiaries cede a 25% quota share portion of all business written by them related to anesthesiologists and certain related specialties to APAL. These agreements were entered into in connection with and at the time of the Company's acquisition of APAC. During 2001, 2000 and 1999, the Company ceded premiums of $4.6 million, $3.4 million and 2.9 million, respectively, and received ceding commissions of $0.9 million, $0.7 million and $0.6 million, respectively.

Effective in 2001, APAL formed a new subsidiary, APAL (SPC) Ltd., which was established in accordance with Section 235(1) of the Company's Law 2nd Revision of Caymanian Law as a segregated portfolio corporation. The Company, through its subsidiaries, EMI and APAC, has developed alternative risk insurance programs for insureds, whereby segregated portfolio corporations have been formed for each to assume workers' compensation risks. The underlying policies are written for these insureds on APAC policy forms and reinsured 100% to segregated portfolio corporations established for each within APAL (SPC) Ltd. APAC receives a fee for the use of its policy forms and does not retain any underwriting risks or incur any administrative expenses under these programs. Like other reinsurance agreements, APAC does remain liable to the insureds under these programs as the primary insurer in the event APAL (SPC) Ltd. were to not perform. Therefore, APAC maintains collateral in the form of assets in trust and an irrevocable letter of credit corresponding with applicable reinsurance recoverable balances. During 2001, premiums written and ceded under these programs were $11.7 million.

On July 1, 1998, First Professionals began assuming reinsurance from PRI, a writer of medical malpractice insurance in the state of New York. PRI is managed by an attorney-in-fact, AFP, which, effective January 1, 1999 was acquired by and became a wholly owned subsidiary of the Company. Under one contract, which reinsures PRI for policies with limits of $1.0 million in excess of $1.0 million, First Professionals assumes losses only and pays PRI a ceding commission on the premium assumed. Under the second contract, First Professionals reinsures PRI for losses of $0.25 million on each claim in excess of $0.5 million on each loss. During 2001, 2000 and 1999, the Company assumed written premiums of approximately $11.3 million, $16.3 million and $22.0 million, respectively, of which approximately $16.9 million, $16.7 million and $15.0 million, respectively, was earned under these contracts. The net premium written under these agreements was reduced during the fourth quarter of 2000 due to the accrual of charges for experience adjustments. The accrual represents an estimate of the amount of premium the Company will return in future years. The Company has incurred approximately $8.1 million, $12.6 million and $6.7 million in losses related to these reinsurance agreements with PRI for the years ending December 31, 2001, 2000 and 1999, respectively. Premiums on these contracts are paid by PRI on a quarterly basis. As of December 31, 2001, 2000 and 1999, the amount due from PRI under these contracts was approximately $2.4 million, $1.1 million and $4.3 million, respectively.

(Dollars in thousands, except per share amounts and elsewhere as noted)

Effective January 1, 2000, First Professionals entered into a 100% quota share reinsurance agreement with PRI to assume PRI's death, disability and retirement risks under its claims-made insurance policies in exchange for cash and investments in the amount of $47.0 million. During 2000, a GAAP valuation of the underlying liability was completed and a deferred credit in the amount of $13.2 million was recognized and classified as goodwill and intangible assets. The deferred credit, which will be amortized into income over twenty years, represents the difference between the GAAP valuation of the liability and the initial premium received. The liability was calculated using benefit assumptions and elements of pension actuarial models (i.e. mortality, morbidity, retirement, interest and inflation rate assumptions). In connection with the agreement, First Professionals recognized a 5% ceding commission expense, which is being deferred and amortized as premiums are earned under the agreement.

In accordance with a management agreement, AFP performs underwriting, administrative and investment functions on PRI's behalf for which it receives compensation. Compensation under the agreement is equal to 13% of PRI's direct premiums written, with an adjustment for expected return premiums, plus or minus 10% of PRI's statutory net income or loss. Accordingly, the Company's revenues and results of operations are financially sensitive to the revenues and results of operations of PRI. In addition PRI, as an MPL insurer, is subject to many of the same types of risks as those of the Company's insurance subsidiaries. Claims administration and management fees earned by AFP based on 13% of PRI's direct written premiums were $23.0 million, $17.0 million and $16.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. The income received by AFP related to PRI's statutory net income was $0.3 million, $1.6 million and $1.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. The management agreement also provides that AFP is to be reimbursed by PRI for certain expenses paid by AFP on PRI's behalf. The expenses reimbursed by PRI consist principally of the salaries and related payroll and overhead costs of AFP's claims, legal and risk management course personnel who work on PRI's behalf. These directly reimbursed expenses amounted to $11.5 million, $10.6 million and $10.9 million for 2001, 2000 and 1999, respectively, and are not reported in the accompanying consolidated financial statements. The management agreement was reviewed and approved by the New York Insurance Department and is effective January 1, 1999 through December 31, 2008.

The Company, through its 70% owned subsidiary, PMA, also manages an MPL insurance program in Pennsylvania established primarily for the benefit of PRI, whereby business is written on First Professionals policy forms and ceded to PRI under a 90% quota share reinsurance agreement. PMA receives a management fee equal to 20% of premiums written under the program, in return for its services to PRI, which include underwriting, claims management and other administrative aspects of this program. PMA also pays all commissions and brokerage for the placement of business under the program. First Professionals retains 10% of the risks insured and also receives a fee for use of its policy forms. During 2001 and 2000, premiums written, management fees and fronting fees under this program were as follows:

	2001	2000
Premiums written	$ 12,122	570
Management fees	1,896	114
Fronting fees	2,133	128

In addition, the Company has entered into guarantees on behalf of PRI related to two of its former ceded reinsurance contracts with unaffiliated carriers, whereby such contracts have been commuted. Under the terms of these commutations, PRI was required to obtain such guarantees as further assurance to the reinsurer of their respective complete release from liability.

Note 23. Restructuring

During the fourth quarter of 2001, the Company recorded a pretax charge of $632 in connection with the disposition of its unprofitable division in Albuquerque, New Mexico. Under the plan, the Company sold the division's assets and cancelled its service agreements with self-insured customers. Certain other contracts were retained and will be serviced by the Company's Jacksonville, Florida division. The 2001 restructuring activity was a continuation of the Company's consolidation of the TPA operations and brings to an end the restructuring activities of the Albuquerque division that began during the fourth quarter of 2000 when the Company incurred a pretax charge of $500.

As a result of the plan, fifty-two employees were terminated at December 31, 2001. This reduction represents 24% of the TPA workforce and 100% of the New Mexico office. Thirty employees were terminated at December 31, 2000. This reduction represented 12% of the TPA workforce and 35% of the New Mexico office. All employees terminated in 2001 and 2000 had been located in the New Mexico office.

Restructuring activity for years 2001 and 2000 was as follows:

		SEVERANCE & BENEFITS	FACILITIES	OTHER EXPENSE	TOTAL
Fiscal 2000 restructuring charge	$	360	90	50	500
Amount utilized in 2000		(10)	(27)	(33)	(70)
Balance, December 31, 2000		350	63	17	430
Fiscal 2001 restructuring charge		88	446	98	632
Amount utilized in 2001		(350)	(63)	(30)	(443)
Balance, December 31, 2001	$	88	446	85	619

(Dollars in thousands, except per share amounts and elsewhere as noted)

Note 24. Quarterly Results of Operations

The following is a summary of unaudited quarterly results of the Company's operations for the years ended December 31, 2001 and 2000:

2001	FIRST	SECOND	THIRD	FOURTH
Direct and assumed premiums written	$ 55,173	46,943	73,004	70,283
Net premiums written	35,898	29,318	43,194	38,674
Premiums earned	31,517	34,802	29,686	35,053
Net investment income	6,702	5,976	5,754	4,890
Total revenues	46,287	49,461	48,262	53,519
Net income (loss)	1,294	1,862	3,099	(3,325)
Basic earnings per share	.14	.20	.33	(.36)
Diluted earnings per share	.14	.20	.33	(.36)

2000	FIRST	SECOND	THIRD	FOURTH
Direct and assumed premiums written	$ 76,033[1]	35,046	54,610	31,591[1]
Net premiums written	66,247	29,919	39,987	25,778
Premiums earned	29,119	33,434	29,867	28,034
Net investment income	6,039	6,174	6,490	6,295
Total revenues	44,177	47,772	46,383	43,932
Net income (loss)	4,712	5,143	4,926	(14,167)
Basic earnings per share	.49	.54	.52	(1.49)
Diluted earnings per share	.49	.54	.52	(1.49)

(1) Includes the effect of the reclassification of a portion of the statutory assumed reinsurance premiums written in the amount of $13.2 million related to the 100% quota share reinsurance agreement with PRI. This amount was finalized, reclassified and reported directly as a deferred credit in the balance sheet account, "Goodwill and other intangibles" during the second quarter of 2000, after the initial reporting of the contract in the first quarter. This reclassification had no effect on revenues or income previously reported.

SHAREHOLDER INFORMATION

ANNUAL MEETING

The 2002 shareholders' meeting will be held Wednesday, June 5, 2002 at 10:00 a.m. at the Omni Hotel, 245 Water Street, Jacksonville, Florida 32202.

FORM 10-K

A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission, is available upon written request from:

Investor Relations
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, FL 32202
904-354-2482 Ext. 3287

FINANCIAL PUBLICATIONS

Information about FPIC Insurance Group, Inc., including copies of the Annual Report to Shareholders and the Annual Report on Form 10-K may be requested through the Company's Web site at http://www.fpic.com or via e-mail at ir@fpic.com or by calling Investor Relations at 904-354-2482 Ext. 3287 or by writing to:

Investor Relations
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, FL 32202
904-354-2482 Ext. 3287

Our Web site also provides access to our interactive e-mail notification service simply by adding your e-mail address to the "e-mail alert" section of our Web site. You will automatically be alerted to any new press releases, earnings reports and SEC filings via e-mail.

STOCK DATA

The Company's common stock is publicly traded on the Nasdaq National Market System under the symbol FPIC. The following table sets forth, for the periods indicated, the high and low bid quotations as reported. Such quotations reflect inter-dealer bids and offers, without retail markup, markdown or commission and may not necessarily represent actual transactions.

2001	HIGH BID	LOW BID
First Quarter	$13.88	$ 9.00
Second Quarter	$13.75	$ 9.00
Third Quarter	$15.09	$10.00
Fourth Quarter	$15.40	$11.24

2000	HIGH BID	LOW BID
First Quarter	$19.94	$15.00
Second Quarter	$18.88	$10.38
Third Quarter	$18.38	$10.92
Fourth Quarter	$16.88	$ 8.44

As of March 21, 2002, the Company estimated that there were approximately 5,500 beneficial owners of the Company's common stock.

The Company did not pay cash dividends on its common stock during 2001 or 2000. The Company does not anticipate paying any cash dividends in the foreseeable future. For information regarding restrictions on the ability of the Company's subsidiaries to transfer funds to the Company in the form of cash dividends, see Footnote 19, Statutory Accounting, in the Notes to Consolidated Financial Statements found on page 68.

CORPORATE INFORMATION

CORPORATE OFFICERS

John R. Byers
President and Chief Executive Officer

Kim D. Thorpe
Executive Vice President and Chief Financial Officer

Kurt J. Cetin
Senior Vice President and Chief Marketing Officer

Roberta Goes Cown, Esq.
Senior Vice President, Corporate Counsel,
Secretary of the Company

Gary M. Dallero
Senior Vice President of Operations

Pamela D. Deyo
Vice President and Controller

CORPORATE LEGAL COUNSEL

LeBoeuf, Lamb, Greene & MacRae L.L.P.
50 North Laura Street, Suite 2800
Jacksonville, Florida 32202

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
50 North Laura Street, Suite 3000
Jacksonville, Florida 32202

CONSULTING ACTUARY

Ernst & Young LLP
Two Commerce Square
2001 Market Street, Suite 4000
Philadelphia, PA 19103-7096

TRANSFER AGENT

SunTrust Bank, Atlanta
Stock Transfer Department
Mail Code 258
P.O. Box 4625
Atlanta, Georgia 30302
800-568-3476

FPIC ON THE INTERNET

www.fpic.com

BOARD *of* DIRECTORS




5
8
14
11
9
13
2
1
10
6
4
3
12
7

1 Robert O. Baratta, MD
Chairman of the Board

2 David M. Shapiro, MD
Vice Chairman of the Board

3 John R. Byers
President and Chief Executive Officer

4 Gaston J. Acosta-Rua, MD

5 John K. Anderson, Jr.

6 Richard J. Bagby, MD

7 James W. Bridges, MD

8 Curtis E. Gause, DDS

9 J. Stewart Hagen, MD
Deceased January 11, 2002

10 M. C. Harden, III

11 Louis C. Murray, MD

12 Guy T. Selander, MD

13 James G. White, MD

14 Gene C. Witherspoon

DESIGN: VCG/NEW YORK CITY PHOTOGRAPHY: ROGER TULLY

Got a tough question?

E-mail us at ir@fpic.com

FPIC INSURANCE GROUP, INC.

225 Water Street, Suite 1400
Jacksonville, Florida 32202
800-221-2101 904-354-2482
Fax: 904-475-1159
www.fpic.com